Exhibit (a)(1)(A)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
ICONIX BRAND GROUP, INC.
at
$3.15 Per Share in Cash,

by
ICONIX MERGER SUB INC.
a wholly owned subsidiary of

ICONIX ACQUISITION LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE AFTER 11:59 P.M. (NEW YORK CITY TIME) AT THE END OF THE DAY ON FRIDAY, JULY 30, 2021, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger, dated as of June 11, 2021 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among Iconix Acquisition LLC, a Delaware limited liability company (“Parent”), Iconix Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), and Iconix Brand Group, Inc., a Delaware corporation (“Iconix”). Purchaser is offering to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Iconix (“Shares”), at a price of $3.15 per Share, net to the seller, in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). Pursuant to the Merger Agreement, following the consummation of the Offer (the date and time of Purchaser’s acceptance of Shares tendered for payment, the “Acceptance Time”) and the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into Iconix (the “Merger”), with Iconix continuing as the surviving corporation in the Merger and as a wholly owned subsidiary of Parent (the “Surviving Corporation”). As a result of the Merger, each Share issued and outstanding immediately prior to the Effective Time (defined below) of the Merger (other than Shares irrevocably accepted for purchase by Purchaser in the Offer, Shares held in the treasury of Iconix or owned by any direct or indirect wholly owned subsidiary of Iconix and Shares owned by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent, or by any stockholders of Iconix who have properly exercised their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will at the Effective Time of the Merger be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any applicable withholding taxes. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to in this Offer to Purchase as the “Transactions.”

On June 11, 2021, the board of directors of Iconix (the “Iconix Board”) unanimously (a) determined that the Merger Agreement and the Transactions are advisable, fair to and in the best interests of Iconix and Iconix’s stockholders, (b) declared it advisable to enter into the Merger Agreement, (c) authorized and approved the execution, delivery and performance by Iconix of the Merger Agreement and the consummation of the Transactions and (d) resolved to recommend that the stockholders of Iconix accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

There is no financing condition to the Offer. The Offer is subject to the satisfaction of the Minimum Condition (as defined below) and other conditions described in Section 15—“Conditions of the Offer.” If the number of Shares tendered in the Offer together with the Shares converted from the Purchased Convertible Notes (as defined below) is insufficient to cause the Minimum Condition to be satisfied or if any of the other conditions of the Offer is not satisfied upon expiration of the Offer (taking into account any extensions thereof), then (i) neither the Offer nor the Merger will be consummated and (ii) Iconix’s stockholders will not receive the Offer Price pursuant to the Offer or any Merger Consideration (as defined below) pursuant to the Merger. A summary of the principal terms of the Offer appears on pages i through vii of this Offer to Purchase under the heading “Summary Term Sheet.” You should read this Offer to Purchase and the other documents to which this Offer to Purchase refers carefully before deciding whether to tender your Shares.

The Information Agent for the Offer is:

Alliance Advisors, LLC

200 Broadacres Drive

Bloomfield, New Jersey 07003

Shareholders, Banks and Brokers
Call Toll-Free: 833-501-4701

E-Mail - ICON@allianceadvisors.com

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you must (a) follow the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” below or (b) if your Shares are held by a broker, dealer, commercial bank, trust company or other nominee, contact such nominee and request that they effect the transaction for you and tender your Shares.

Beneficial owners of Shares holding their Shares through nominees should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the Offer. Accordingly, beneficial owners holding Shares through a broker, dealer, commercial bank, trust company or other nominee and who wish to participate in the Offer should contact such nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.

* * * *

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to Alliance Advisors, LLC, acting as information agent for the Offer (the “Information Agent”), at the address and telephone number set forth for the Information Agent on the back cover of this Offer to Purchase, and will be furnished promptly at Purchaser’s expense. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the SEC at www.sec.gov. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may also be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is a criminal offense.

Summary Term Sheet

The following are some questions you, as a stockholder of Iconix, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase, may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the Letter of Transmittal. We have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Iconix contained herein and elsewhere in this Offer to Purchase has been provided to Parent and Purchaser by Iconix or has been taken from or is based upon publicly available documents or records of Iconix on file with the SEC or other public sources at the time of the Offer (as defined in the “Introduction” to this Offer to Purchase). Parent and Purchaser have not independently verified the accuracy and completeness of such information. Parent and Purchaser have no knowledge that would indicate that any statements contained herein relating to Iconix provided to Parent and Purchaser or taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers available on the back cover of this Offer to Purchase. Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent and Purchaser, collectively.

Securities Sought	All issued and outstanding shares of common stock, par value $0.001 per share of Iconix Brand Group, Inc.

Price Offered Per Share	$3.15 per Share, net to the seller, in cash, without interest and less any applicable withholding taxes.

Scheduled Expiration of Offer	One minute after 11:59 P.M., New York City time, on Friday, July 30, 2021 (“Expiration Time”), unless the Offer is extended or terminated. See Section 1—“Terms of the Offer.”

Purchaser	Iconix Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Iconix Acquisition LLC, a Delaware limited liability company. Avram Glazer and the Avram Glazer Irrevocable Exempt Trust are beneficial owners of and control Parent and Purchaser.

Iconix’s Board of Directors

Recommendation	The board of directors of Iconix (the “Iconix Board”) unanimously recommends that the stockholders of Iconix tender their Shares in the Offer.

Who is offering to buy my Shares?

Purchaser is offering to purchase all of the issued and outstanding Shares. Purchaser is a Delaware corporation and wholly owned subsidiary of Parent which was formed for the sole purpose of making the Offer and completing the process by which Iconix will become a subsidiary of Parent through the merger of Purchaser with and into Iconix (the “Merger”). Parent is wholly owned and controlled by Avram Glazer Irrevocable Exempt Trust (the “Trust”), with Mr. Avram Glazer being the sole trustee of the Trust. See the “Introduction,” Section 8—“Certain Information Concerning Parent and Purchaser” and Schedule I—“Directors and Executive Officers of Purchaser, Parent, Lancer and the Controlling Entities.”

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase all of the issued and outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See the “Introduction” and Section 1—“Terms of the Offer.”

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $3.15 per Share, net to you, in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee, and your broker or nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult with your broker or nominee to determine whether any charges will apply. See the “Introduction,” Section 1—“Terms of the Offer,” and Section 2—“Acceptance for Payment and Payment for Shares.”

i

Is there an agreement governing the Offer?

Yes. The Agreement and Plan of Merger entered into by Parent, Purchaser and Iconix on June 11, 2021 provides, among other things, for the terms and conditions of the Offer and the Merger. See Section 11—“The Merger Agreement; Other Agreements” and Section 15—“Conditions of the Offer.”

What are the most significant conditions of the Offer?

Our obligation to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of the following conditions set forth in the Merger Agreement (the “Offer Conditions”):

(1)                there shall have been validly tendered in the Offer and not validly withdrawn that number of Shares that (together with any Shares owned by us and our affiliates, including approximately 5,459,226 Shares converted by us from the Purchased Convertible Notes (as defined below)) represent at least a majority of the Shares outstanding as of the consummation of the Offer at the Expiration Time (such condition, the “Minimum Condition”);

(2)                any waiting period applicable to the Transactions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) shall not have expired or been terminated (which condition is inapplicable because we have determined that no filing pursuant to the HSR Act is required in connection with the Transactions);

(3)                there is no law or governmental order (whether temporary, preliminary or permanent) in effect preventing, restraining, enjoining, making illegal or otherwise prohibiting the consummation of the Offer or the Merger;

(4)                the accuracy of Iconix’s representations and warranties contained in the Merger Agreement (subject to de minimis, materiality and Material Adverse Effect (as defined in the Merger Agreement and described in Section 11—“The Merger Agreement; Other Agreements—Material Adverse Effect”) qualifiers);

(5)                Iconix shall have performed or complied with, in all material respects, each obligations, agreements or covenants that are to be performed or complied with by it under the Merger Agreement at or prior to the Expiration Time;

(6)                since the date of the Merger Agreement, no Material Adverse Effect shall have occurred and be continuing;

(7)                Iconix shall have delivered to Parent a certificate, dated as of the date on which the Offer expires, signed by an executive officer of Iconix, certifying that conditions to the Offer set forth in the Merger Agreement have been satisfied; and

(8)                the Merger Agreement shall not have been terminated in accordance with its terms.

See Section 15—“Conditions of the Offer.”

Do you have the financial resources to pay for all of the issued and outstanding Shares that you are offering to purchase in the Offer and to consummate the Merger and the other transactions contemplated by the Merger Agreement?

We estimate that we will need up to approximately $220 million to purchase all of the issued and outstanding Shares in the Offer, to provide funding for the consideration to be paid in the Merger, to refinance Iconix’s existing indebtedness and to pay related fees and expenses at the Closing (as defined below) of the Transactions (the “Required Amount”). We have received debt commitments pursuant to which our lenders have agreed to provide us with a $160 million senior secured credit facility (the “Debt Financing”). Lancer Capital, LLC (“Lancer”) has provided an equity commitment equal to $60 million in the aggregate (the “Equity Financing”), the proceeds of which, together with the Debt Financing and Iconix’s available cash, will be sufficient to pay the Required Amount. Funding of the Debt Financing and the Equity Financing is subject to the satisfaction of various customary conditions set forth in the Debt Commitment Letters (as defined below) and the Equity Commitment Letter (as defined below).

Is your financial condition relevant to my decision to tender my Shares in the Offer?

We do not think that our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the consideration offered in the Offer consists solely of cash;

•	the Offer is being made for all issued and outstanding Shares;

•	if we consummate the Offer, subject to the satisfaction or waiver of certain conditions, we have agreed to acquire all remaining Shares for the same cash price in the Merger;

•	the Offer is not subject to any financing condition; and

•	we have all of the financial resources, including committed debt and equity financing, sufficient to finance the Offer and the Merger.

See Section 9—“Source and Amount of Funds.”

Why are you making the Offer?

We are making the Offer because we want to acquire all of the equity interests in Iconix. If the Offer is consummated, as soon as practicable after consummation of the Offer, Purchaser will merge with and into Iconix, with Iconix as the Surviving Corporation. Upon consummation of the Merger, the Surviving Corporation would be a wholly owned subsidiary of Parent. See Section 12—“Purpose of the Offer; Plans for Iconix.”

What does the Iconix Board think about the Offer?

We are making the Offer pursuant to the Merger Agreement, which has been unanimously approved by the Iconix Board. The Iconix Board has unanimously:

•	determined that the Merger Agreement and the Transactions are fair to and in the best interests of Iconix and Iconix’s stockholders;

•	declared it advisable to enter into the Merger Agreement;

•	authorized and approved the execution, delivery and performance by Iconix of the Merger Agreement and the consummation of the Transactions; and

•	resolved to recommend that the stockholders of Iconix accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A more complete description of the Iconix Board’s reasons for authorizing and approving the Merger Agreement and the Transactions, including the Offer and the Merger, will be set forth in Iconix’s Solicitation/Recommendation Statement on Schedule 14D-9 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that is being mailed to the stockholders of Iconix concurrently herewith. See the “Introduction” and Section 10—“Background of the Offer; Past Contacts or Negotiations with Iconix.”

Has the Iconix Board received a fairness opinion in connection with the Offer and the Merger?

Yes. Ducera Partners LLC (“Ducera”), the financial advisor to Iconix, delivered to the Iconix Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated June 11, 2021, to the effect that, as of that date and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, the Offer Price to be received by holders of Shares in the Transactions was fair, from a financial point of view, to such holders of Shares. The full text of Ducera’s written opinion, which describes the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, will be included as an annex to the Schedule 14D-9. Ducera’s opinion was provided for the benefit of the Iconix Board in connection with, and for the purpose of, its evaluation of the Offer Price in the Transaction and addresses only the fairness, from a financial point of view, of the Offer Price to holders of Shares in the Transactions. Stockholders are urged to read the full text of that opinion carefully and in its entirety.

How long do I have to decide whether to tender my Shares in the Offer?

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you must comply with the procedures described in this Offer to Purchase and the Letter of Transmittal, as applicable, by the Expiration Time. The term “Expiration Time” means one minute after 11:59 P.M., New York City time, on Friday, July 30, 2021, unless, in accordance with the Merger Agreement, the Offer has been extended, in which event the term “Expiration Time” means such later time and date to which the Offer has been extended; provided, however, that the Expiration Time may not be extended beyond October 13, 2021 or the valid termination of the Merger Agreement.

If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should be aware that such institutions may establish their own earlier deadline for tendering Shares in the Offer. Accordingly, if you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact such institution as soon as possible in order to determine the times by which you must take action in order to tender Shares in the Offer.

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, subject to our rights and Iconix’s rights to terminate the Merger Agreement in accordance with its terms or terminate the Offer under certain circumstances:

•	Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for any period required by any applicable rule, regulation, interpretation or position of the SEC or the staff thereof or Nasdaq;

•	if, as of any then-scheduled Expiration Time, any Offer Condition (other than the Minimum Condition) is not satisfied and has not been waived in accordance with the terms hereof, Purchaser may extend the Offer on one or more occasions in consecutive increments of up to 10 business days each (or such longer or shorter period as the parties may agree);

•	if, as of the then-scheduled Expiration Time, all of the Offer Conditions have been satisfied or waived except that the Minimum Condition has not been satisfied, Purchaser shall, and Parent shall cause Purchaser to extend the Offer on one or more occasions in consecutive increments of up to 10 business days each, provided, in no event will we be required to extend the Offer on more than two occasions (but may elect to do so in its sole and absolute discretion);

•	Purchaser may extend the Offer for a period of one business day in order to convert all or a portion of the Purchased Convertible Notes (as defined below) into Shares in accordance with the terms of the Merger Agreement;

•	if, as of a then-scheduled Expiration Time (x) all of the Offer Conditions have been satisfied or waived, (y) the full amount of the Debt Financing necessary to pay the Required Amount has not been funded and will not be available to be funded at the consummation of the Offer and at the Closing (other than as a result of a breach or failure to perform by Parent or Purchaser of certain financing representations and warranties or financing covenants) and (z) Purchaser and Parent acknowledge and agree that Iconix may, at and at any time following the initial extension of the Offer as described in this clause, terminate the Merger Agreement and receive the Parent Termination Fee, then Purchaser may extend the Offer for one period of up to five business days, in order to permit the funding of the full amount of the Debt Financing necessary to pay the Required Amount.

In any event, without Iconix’s prior written consent, Purchaser shall not extend the Offer, and without Parent’s prior written consent, Purchaser shall not be required (and Parent shall not be required to cause Purchaser) to extend the Offer, in each case, beyond the earlier of 11:59 P.M. (New York City time) on October 13, 2021 or the valid termination of the Merger Agreement.

If we extend the time period of the Offer, this extension will extend the time that you will have to tender your Shares. See Section 1—“Terms of the Offer” for more details on our ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary and Paying Agent (as defined below) of that fact and will make a public announcement of the extension not later than 9:00 A.M., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

How do I tender my Shares?

If you wish to accept the Offer and:

•	you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you should contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered in accordance with the procedures described in this Offer to Purchase and the Letter of Transmittal; or

•	you are a record holder (i.e., a stock certificate has been issued to you and registered in your name or your Shares are registered in “book entry” form in your name with Iconix’s transfer agent), you must deliver the stock certificate(s) representing your Shares (or follow the procedures described in this Offer to Purchase for book-entry transfer), together with a properly completed and duly executed Letter of Transmittal (or, with respect to Eligible Institutions (as defined below), a manually executed facsimile thereof) or an Agent’s Message (as defined in Section 3—“Procedures for Accepting the Offer and Tendering Shares” below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, to the Depositary and Paying Agent. These materials must reach the Depositary and Paying Agent before the Offer expires.

See the Letter of Transmittal and Section 3—“Procedures for Accepting the Offer and Tendering Shares” for more information.

May I withdraw Shares I previously tendered in the Offer? Until what time may I withdraw tendered Shares?

Yes. You may withdraw previously tendered Shares any time prior to the Expiration Time and, if not previously accepted for payment, at any time after Tuesday, August 31, 2021, which is the date that is 60 days after the date of the commencement of the Offer, pursuant to SEC regulations, by following the procedures for withdrawing your Shares. To withdraw your Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary and Paying Agent for the Offer, while you have the right to withdraw your Shares. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct your broker, dealer, commercial bank, trust company or other nominee prior to the Expiration Time to arrange for the withdrawal of your Shares. See Section 4—“Withdrawal Rights.”

Do I have to vote to approve the Offer or the Merger?

Your vote is not required to approve the Offer or the Merger. You only need to tender your Shares if you choose to do so. If following the completion of the Offer, such Shares accepted for payment pursuant to the Offer or otherwise owned by Parent and its subsidiaries equal at least a majority of the then-outstanding Shares and the other conditions of the Merger are satisfied or waived, assuming certain statutory requirements are met, we will be able to consummate the Merger pursuant to Section 251(h) of the DGCL without a vote or any further action by the stockholders of Iconix. See Section 12—“Purpose of the Offer; Plans for Iconix.”

If the Offer is successfully completed, will Iconix continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger in accordance with Section 251(h) of the DGCL, and no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of Iconix will be required in connection with the Merger. If the Merger takes place, Iconix will no longer be publicly-owned. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. If you decide not to tender your Shares in the Offer and the Merger occurs as described above, you will receive as a result of the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares in the Offer. Upon consummation of the Merger, Iconix’s common stock will no longer be eligible to be traded on Nasdaq or any other securities exchange, there will not be a public trading market for the common stock of Iconix, and Iconix will no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly-held companies. See Section 13—“Certain Effects of the Offer.”

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If you do not consummate the Offer, will you nevertheless consummate the Merger?

No. Neither we nor Iconix is under any obligation to pursue or consummate the Merger if the Offer is not consummated.

Do I have appraisal rights in connection with the Offer and the Merger?

Appraisal rights are not available as a result of the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares in the Offer and who are entitled to demand and properly demand appraisal of such Shares pursuant to, and comply in all respects with, the applicable provisions of Delaware law, will be entitled to appraisal rights under Delaware law. See Section 17—“Appraisal Rights.”

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares pursuant to the Offer and the Merger occurs as described herein, you will receive, as a result of the Merger, the right to receive the same amount of cash per Share as if you had tendered your Shares pursuant to the Offer, net of applicable withholding taxes and without interest (the “Merger Consideration”).

Subject to no governmental authority having enacted a law enjoining or otherwise prohibiting the Merger, if we purchase Shares in the Offer, we are obligated under the Merger Agreement to cause the Merger to occur.

Because the Merger will be governed by Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no stockholder vote by the stockholders of Iconix will be required in connection with the consummation of the Merger. We do not expect there to be significant time between the consummation of the Offer and the consummation of the Merger. See Section 12—“Purpose of the Offer; Plans for Iconix.”

If the number of Shares tendered in the Offer is insufficient to cause the Minimum Condition to be satisfied upon expiration of the Offer (taking into account any extensions thereof), then (i) neither the Offer nor the Merger will be consummated and (ii) Iconix’s stockholders will not receive the Offer Price or Merger Consideration pursuant to the Offer or Merger, as applicable. However, Parent has acquired certain Convertible Notes from Allianz and the Purchased Convertible Notes are able to be converted into approximately 5,459,226 Shares. Parent is required under the Merger Agreement to convert such portion of the Purchased Convertible Notes into Shares as would be necessary to meet the Minimum Condition. In the event that Parent is required to convert its Purchased Convertible Notes into Shares, then Purchaser shall be permitted to extend the Offer up to one additional Business Day solely in order to permit the Shares to be issued to Parent prior to the Expiration Time.

What is the market value of my Shares as of a recent date?

On June 10, 2021, the last full trading day before Parent and Iconix announced that they had entered into the Merger Agreement, the closing price of Shares reported on Nasdaq was $2.45 per Share; therefore, the Offer Price of $3.15 per Share represents a premium of approximately 28.57% over such price. As of June 10, 2021, the six-month average of the closing price of Shares was $2.01 per Share; therefore, the Offer Price represents a premium of approximately 56.65% over such price. On July 1, 2021, the last Nasdaq trading day prior to the commencement of this Offer, the Closing price of Shares reported on Nasdaq was $3.16 per Share.

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. Pursuant to a note purchase agreement, dated June 11, 2021, by and among Parent and Allianz Global Investors U.S. LLC (the “Allianz”), Allianz has (i) granted Parent an irrevocable proxy (the “Irrevocable Proxy”) to vote or execute written consents with respect to the 589,609 Shares currently held by Allianz and its affiliates (the “Allianz Shares”) and (ii) agreed to tender the Allianz Shares into the Offer. See Section 11—“The Merger Agreement; Other Agreements”—“Note Purchase Agreement.”

Additionally, Parent has acquired certain Convertible Notes from Allianz and the Purchased Convertible Notes are able to be converted into approximately 5,459,226 Shares (representing 27.4% of the issued and outstanding Shares (on an as-converted basis)). Parent is required under the Merger Agreement to convert such portion of the Purchased Convertible Notes into Shares as would be necessary to meet the Minimum Condition. In the event that Parent is required to convert its Purchased Convertible Notes into Shares, then Purchaser shall be permitted to extend the Offer up to one additional Business Day solely in order to permit the Shares to be issued to Parent prior to the Expiration Time.

Other than the foregoing, none of the stockholders of Iconix have entered into any agreement with us or any of our affiliates to tender their Shares in the Offer in connection with the execution of the Merger Agreement. Iconix has informed us that, as of April 27, 2021, the executive officers and directors of Iconix beneficially owned, in the aggregate, 737,823 Shares (excluding any Iconix restricted stock or restricted stock units) and that, to the best of Iconix’s knowledge, after reasonable inquiry, each executive officer and director of Iconix who owns Shares presently intends to tender in the Offer all Shares that he or she owns of record or beneficially. The foregoing does not include any shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

If I tender my Shares, when and how will I get paid?

If the Offer Conditions are satisfied or, to the extent permitted, waived, and we consummate the Offer and accept your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $3.15 in cash without interest and less any applicable withholding taxes, promptly following the Acceptance Time. See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment of Shares.”

What will happen to my restricted stock or restricted stock units in the Offer and the Merger?

The Offer is made only for Shares and is not being made for any outstanding restricted stock or restricted stock units granted under the Iconix employee plans that are subject to vesting conditions based solely on continued employment or service to Iconix or its subsidiaries. Pursuant to the Merger Agreement, each restricted stock unit or restricted share of Iconix will automatically become fully vested (to the extent that vesting is based on the achievement of performance goals for a performance period that has not been completed as of immediately prior to the Acceptance Time, performance shall be deemed achieved at the target level of performance, or, if greater, the level of performance required by the award agreement evidencing the applicable Company Restricted Stock Unit), and will be canceled and converted into the right to receive an amount in cash equal to the Merger Consideration. See Section 11—“The Merger Agreement; Other Agreements.”

What are the material United States federal income tax consequences of the Offer?

If you are a U.S. person (as defined in Section 5 – “Material U.S. Federal Income Tax Consequences of the Offer”), the receipt of cash by you in exchange for your Shares pursuant to the Offer will be a taxable transaction for United States federal income tax purposes. If you are a non-U.S. person (as defined in Section 5 – “Material U.S. Federal Income Tax Consequences of the Offer”), you generally will not be subject to United States federal income tax with respect to the exchange of Shares for cash pursuant to the Offer or the Merger unless you have certain connections to the United States. See Section 5 – “Material U.S. Federal Income Tax Consequences of the Offer” for a summary of the material United States federal income tax consequences of tendering Shares pursuant to the Offer.

You are urged to consult your own tax advisors to determine the tax consequences to you of the Offer and the Merger in light of your particular circumstances, including the application and effect of any state, local or non-United States tax laws.

Who should I talk to if I have additional questions about the Offer?

Stockholders, banks and brokers may call toll-free at 833-501-4701. Alliance Advisors, LLC is acting as the Information Agent for the Offer. See the back cover of this Offer to Purchase.

To the Holders of Shares of
Iconix Brand Group, Inc.:

Introduction

Iconix Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Iconix Acquisition LLC, a Delaware limited liability company (“Parent”), hereby offers to purchase for cash all issued and outstanding shares of common stock, par value $0.001 per share (“Shares”), of Iconix Brand Group, Inc., a Delaware corporation (“Iconix”) (other than Shares held in the treasury of Iconix or owned by any direct or indirect wholly owned subsidiary of Iconix and each Share owned by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent), in each case, as of immediately prior to the commencement of the Offer at a price of $3.15 per Share, net to the seller, in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”).

The Offer and withdrawal rights will expire at one minute past 11:59 P.M., New York City time, on Friday, July 30, 2021 (the “Expiration Time”), unless the Offer is extended in accordance with the terms of the Merger Agreement.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 11, 2021, among Parent, Purchaser and Iconix (together with any amendments or supplements thereto, the “Merger Agreement”). The Merger Agreement provides that as soon as practicable after the consummation of the Offer, Purchaser will merge with and into Iconix (the “Merger”) in accordance with the provisions of Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with Iconix continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and as a wholly owned subsidiary of Parent. Because the Merger will be governed by Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no Iconix stockholder vote will be required to adopt the Merger Agreement and consummate the Merger. As a result of the Merger, Shares will cease to be publicly traded. Under the terms of the Merger Agreement, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Merger will be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger conforming to the requirements of the DGCL (the “Certificate of Merger”) in accordance with the relevant provisions of the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as is agreed and specified in the Certificate of Merger (the “Effective Time”). At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares irrevocably accepted for purchase by Purchaser in the Offer, Shares held in the treasury of Iconix or owned by any direct or indirect wholly owned subsidiary of Iconix and each Share owned by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent, or by any stockholders of Iconix who have properly exercised their appraisal rights under Section 262 of the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”). Under no circumstances will interest on the Offer Price or Merger Consideration for Shares be paid to the stockholders of Iconix, regardless of any delay in payment for such Shares. The Merger Agreement is more fully described in Section 11—“The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of equity awards of Iconix.

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary and Paying Agent (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in the instructions to the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any brokerage or other service fees. Parent or Purchaser will pay all charges and expenses of Continental Stock Transfer & Trust Company, acting as the depositary and paying agent for the Offer (the “Depositary and Paying Agent”), and Alliance Advisors, LLC (“Alliance”), acting as the information agent for the Offer (the “Information Agent”), incurred in connection with the Offer. See Section 18—“Fees and Expenses.”

On June 11, 2021, the board of directors of Iconix (the “Iconix Board”) unanimously (a) determined that the Merger Agreement and the Transactions are advisable, fair to and in the best interests of Iconix and Iconix’s stockholders, (b) declared it advisable to enter into the Merger Agreement, (c) authorized and approved the execution, delivery and performance by Iconix of the Merger Agreement and the consummation of the Transactions and (d) resolved to recommend that the stockholders of Iconix accept the Offer and tender their Shares to Purchaser pursuant to the Offer. A more complete description of the Iconix Board’s reasons for authorizing and approving the Merger Agreement and the Transactions, including the Offer and the Merger, will be set forth in Iconix’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with any supplements thereto, “Schedule 14D-9”) under the Exchange Act that will be mailed to the stockholders of Iconix.

The Offer is not subject to any financing condition. The Offer is conditioned upon the Offer Conditions, which include the following: (i) there shall have been validly tendered in the Offer and not validly withdrawn that number of Shares (together with any Shares owned by us and our affiliates, including approximately 5,459,226 Shares converted by us from the Purchased Convertible Notes) to meet the Minimum Condition; (ii) any waiting period applicable to the Transactions under the HSR Act shall not have expired or been terminated (which condition is inapplicable because we have determined that no filing pursuant to the HSR Act is required in connection with the Transactions); (iii) there shall not be any law or governmental order (whether temporary, preliminary or permanent) in effect preventing, restraining, enjoining, making illegal or otherwise prohibiting the consummation of the Offer or the Merger; (iv) Iconix’s representations and warranties contained in the Merger Agreement shall be true and correct (subject to de minimis, materiality and Material Adverse Effect (as defined in the Merger Agreement and described in Section 11—“The Merger Agreement; Other Agreements,” “Material Adverse Effect”) qualifiers); (v) Iconix shall have performed or complied with, in all material respects, each obligations, agreements or covenants that are to be performed or complied with by it under the Merger Agreement at or prior to the Expiration Time; (vi) since the date of the Merger Agreement, no Material Adverse Effect (as defined below) shall have occurred and be continuing; (vii) Iconix shall have delivered to Parent a certificate, dated as of the date on which the Offer expires, signed by an executive officer of Iconix, certifying that conditions to the Offer set forth in the Merger Agreement have been satisfied; and (viii) the Merger Agreement shall not have been terminated in accordance with its terms.

Section 251(h) of the DGCL provides that, subject to certain statutory requirements, if following consummation of a tender offer for a public Delaware corporation, the stock irrevocably accepted for purchase pursuant to such tender offer and received by the depositary prior to the expiration of such tender offer, plus the stock otherwise owned by the consummating corporation equals at least such percentage of the stock, and of each class or series thereof, of the target corporation that would otherwise be required to adopt a merger agreement under the DGCL or the target corporation’s certificate of incorporation, and each outstanding share of each class or series of stock that is the subject of such tender offer and is not irrevocably accepted for purchase in the Offer is to be converted in such merger into the right to receive the same amount and kind of consideration to be paid for shares of such class or series of stock irrevocably accepted for purchase in such tender offer, the consummating corporation may effect a merger without a vote of the stockholders of the target corporation. Accordingly, if the Offer is consummated and the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the Expiration Time, together with such Shares then owned by Parent and Purchaser (provided, that with respect to any Shares that are deemed beneficially owned as a result of Parent’s Purchased Convertible Notes (as defined below), such Shares shall only be counted toward the majority of the Shares if such Purchased Convertible Notes have been validly and effectively converted into Shares) is a majority of the Shares outstanding, Purchaser will not seek the approval of Iconix’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL also requires that the Merger Agreement provide that such merger will be effected as soon as practicable, subject to the conditions specified in the Merger Agreement, following the consummation of the tender offer. Therefore, Iconix, Parent and Purchaser have agreed to take all necessary action to cause the Merger to become effective as soon as practicable following the acceptance for payment of all Shares validly tendered and not validly withdrawn pursuant to the Offer. See Section 11—“The Merger Agreement; Other Agreements.”

On June 15, 2021, pursuant to a note purchase agreement, dated June 11, 2021 (the “Note Purchase Agreement”), by and among Parent and Allianz Global Investors U.S. LLC (the “Allianz”), Parent purchased from Allianz $55,805,000 in aggregate principal amount of Iconix’s 5.75% Convertible Senior Subordinated Secured Second Lien Notes due 2023 (the “Convertible Notes”), issued pursuant to that certain Indenture, dated as of February 22, 2018 (as supplemented by the First Supplemental Indenture dated as of July 2, 2021, the “Indenture”), between Iconix and The Bank of New York Mellon Trust Company, N.A., as trustee. Pursuant to the Indenture, the Convertible Notes may be converted, at the election of the holder of such Convertible Notes, into Shares. Pursuant to the terms of the Indenture, the number of Shares convertible from each Convertible Note is equal the sum of (i) the number of Shares issued on account of the converting principal amount of such Convertible Note at a fixed conversion price of $19.16 per share and (ii) the number of shares issued on account of the make-whole premium (i.e., the aggregate amount of scheduled coupon payments through maturity on an undiscounted basis) of such Convertible Note, calculated based on the 10-day volume weighted average price of Iconix’s share price prior to conversion. Applying this formula, as of June 29, 2021, the Convertible Notes held by Parent (the “Purchased Convertible Notes”) were able to be converted into 5,459,226 Shares or 27.4% of the issued and outstanding Shares (on an as-converted basis). Parent has agreed to cause all or a portion of the Parent Convertible Notes to be converted into Shares prior to the Expiration Time, in order to support the satisfaction of the Minimum Condition. In addition, pursuant to the terms of the Note Purchase Agreement, Allianz has (i) granted Parent an irrevocable proxy (the “Irrevocable Proxy”) to vote or execute written consents with respect to the 589,609 Shares currently held by Allianz and its affiliates (the “Allianz Shares”) and (ii) agreed to tender the Allianz Shares into the Offer.

No appraisal rights are available in connection with the Offer. However, if Purchaser accepts Shares in the Offer and the Merger is completed, Iconix’s stockholders may be entitled to appraisal rights in connection with the Merger if they do not tender Shares in the Offer and comply with the applicable procedures described under Section 262 of the DGCL. Such stockholder will not be entitled to receive the Offer Price or the Merger Consideration (in each case, net of any applicable withholding taxes and without interest), but instead will be entitled to receive only those rights provided under Section 262 of the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 17—“Appraisal Rights.”

Ducera Partners LLC, the financial advisor to Iconix, delivered an oral opinion to the Iconix Board, which was subsequently confirmed by delivery of a written opinion dated June 11, 2021, to the effect that, as of that date and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, the Offer Price to be received by holders of Shares (other than Excluded Shares (as defined below) and Appraisal Shares (as defined below)) in the Transactions was fair, from a financial point of view, to such holders of Shares (other than Excluded Shares and Appraisal Shares). The full text of Ducera’s written opinion, which describes the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, will be included as an annex to the Schedule 14D-9. Ducera’s opinion was provided for the benefit of the Iconix Board in connection with, and for the purpose of, the Iconix Board’s evaluation of the Offer Price in the Transaction and addresses only the fairness, from a financial point of view, of the Offer Price to holders of Shares (other than Excluded Shares and Appraisal Shares) in the Transactions. Stockholders are urged to read the full text of that opinion carefully and in its entirety. The material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer are summarized in Section 5—“Material U.S. Federal Income Tax Consequences of the Offer.”

Parent and Purchaser have retained Alliance to be the Information Agent and Continental to be the Depositary and Paying Agent in connection with the Offer. Parent or Purchaser will pay all charges and expenses of Continental, as Depositary and Paying Agent, and Alliance, as Information Agent, incurred in connection with the Offer. See Section 18—“Fees and Expenses.”

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for copies of this Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

This Offer to Purchase, the Letter of Transmittal and the other documents referred to in this Offer to Purchase contain important information that should be read carefully before any decision is made with respect to the Offer.

The Tender Offer

1.	Terms of the Offer.

Upon the terms and subject to the satisfaction or, to the extent permitted, waiver of the Offer Conditions (as defined in Section 15—“Conditions of the Offer”) (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Time and not validly withdrawn as permitted under Section 4—“Withdrawal Rights” (the date and time of Purchaser’s acceptance of Shares tendered for payment, the “Acceptance Time”). The term “Expiration Time” means one minute after 11:59 P.M., Eastern time, on Friday, July 30, 2021, unless, in accordance with the Merger Agreement, the Offer has been extended, in which event the term “Expiration Time” means such later time and date to which the Offer has been extended; provided, however, that Purchaser is not required to, and without Iconix’s written consent is not permitted to, extend the Offer beyond the earlier to occur of (i) the date of the valid termination of the Merger Agreement in accordance with its terms and (ii) October 13, 2021 (the “Extension Deadline”).

The Offer is conditioned upon the satisfaction of the Minimum Condition and the other Offer Conditions set forth in Section 15—“Conditions of the Offer.” See Section 11—“The Merger Agreement; Other Agreements—Termination.”

Subject to the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and the provisions of the Merger Agreement, Purchaser may increase the Offer Price and waive any Offer Condition (to the extent waivable). However, pursuant to the Merger Agreement, Purchaser has agreed that it will not, without the prior written consent of Iconix, (i) reduce the maximum number of Shares sought pursuant to the Offer (except in connection with any Equitable Adjustment (as defined below)), (ii) reduce the Offer Price (except in connection with any Equitable Adjustment), (iii) accelerate or modify the Expiration Time (except as required or permitted by the Merger Agreement), (iv) change the form of consideration, (v) change the Offer in a way that imposes any conditions or requirements to the Offer in addition to the Offer Conditions, or amends or supplements any Offer Condition or any of the other terms of the Offer in any manner materially and adversely affecting, or that would reasonably be expected to have a material and adverse effect on, any of the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent the consummation of the Offer or prevent or materially impair the ability of Parent or Purchaser to consummate the Transactions (provided that Purchaser expressly reserves the right to waive any of the Offer Conditions (other than the Minimum Condition)), (vi) provide any “subsequent offering period” (or any extension of any subsequent offering period) within the meaning of Rule 14d-11 promulgated under the Exchange Act (except as required or permitted by the Merger Agreement) or (vii) amend or waive the Minimum Condition.

The Merger Agreement provides, among other things, that with respect to the Offer Price, if at any time between the date of the Merger Agreement and the Acceptance Time, any change in the outstanding shares of capital stock of Iconix shall occur, including by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, combination, exchange of shares, reclassification, recapitalization or other similar transaction, then the Offer Price will be adjusted appropriately to provide the holders of Shares the same economic effect as contemplated by the Merger Agreement prior to such action (the “Equitable Adjustment”).

The Merger Agreement provides that:

•	Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for any period required by any applicable rule, regulation, interpretation or position of the SEC or the staff thereof or Nasdaq;

•	if, as of any then-scheduled Expiration Time, any Offer Condition (other than the Minimum Condition) is not satisfied and has not been waived in accordance with the terms hereof, Purchaser may extend the Offer on one or more occasions in consecutive increments of up to 10 business days each (or such longer or shorter period as the parties may agree);

•	if, as of the then-scheduled Expiration Time, all of the Offer Conditions have been satisfied or waived except that the Minimum Condition has not been satisfied, Purchaser shall, and Parent shall cause Purchaser to extend the Offer on one or more occasions in consecutive increments of up to 10 business days each, provided, in no event will we be required to extend the Offer on more than two occasions (but may elect to do so in its sole and absolute discretion);

•	Purchaser may extend the Offer for a period of one business day in order to convert all or a portion of the Purchased Convertible Notes (as defined below) into Shares in accordance with the terms of the Merger Agreement;

•	if, as of a then-scheduled Expiration Time (x) all of the Offer Conditions have been satisfied or waived, (y) the full amount of the Debt Financing necessary to pay the Required Amount has not been funded and will not be available to be funded at the consummation of the Offer and at the Closing (other than as a result of a breach or failure to perform by Parent or Purchaser of certain financing representations and warranties or financing covenants) and (z) Purchaser and Parent acknowledge and agree that Iconix may, at and at any time following the initial extension of the Offer as described in this clause, terminate the Merger Agreement and receive the Parent Termination Fee, then Purchaser may extend the Offer for one period of up to five business days, in order to permit the funding of the full amount of the Debt Financing necessary to pay the Required Amount.

In any event, without Iconix’s prior written consent, Purchaser shall not extend the Offer, and without Parent’s prior written consent, Purchaser shall not be required (and Parent shall not be required to cause Purchaser) to extend the Offer, in each case, beyond the earlier of 11:59 P.M. (New York City time) on the Extension Deadline or the valid termination of the Merger Agreement.

During any extension of the initial offer period, all Shares previously validly tendered and not validly withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4—“Withdrawal Rights.”

If, subject to the terms of the Merger Agreement, Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer, if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, or otherwise. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought, or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC’s view, an offer to purchase should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow for adequate dissemination and investor response. Accordingly, if prior to the Expiration Time Purchaser decreases the number of Shares being sought or changes the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the 10th business day from the date that notice of such increase or change is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such 10th business day.

Purchaser expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the expiration of the Offer, any of the Offer Conditions set forth in Section 15—“Conditions of the Offer” have not been satisfied. Under certain circumstances, Parent and Purchaser may terminate the Merger Agreement and the Offer, but Parent and Purchaser are prohibited from terminating the Offer prior to any then-scheduled Expiration Time without the prior written consent of Iconix, unless the Merger Agreement has been terminated in accordance with its terms. If the Merger Agreement is terminated in accordance with its terms, then Purchaser is obligated to terminate the Offer and not acquire or pay for any Shares pursuant to the Offer. If the Offer is terminated or withdrawn by Purchaser in accordance with the Merger Agreement, Purchaser will promptly return, and Parent and Purchaser will cause the Depositary and Paying Agent to return, all Shares tendered pursuant to the Offer to the registered stockholders thereof.

Purchaser expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to delay acceptance of Shares and to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 15—“Conditions of the Offer” and Section 16—“Certain Legal Matters; Regulatory Approvals.” The reservation by Purchaser of the right to delay the acceptance of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires Purchaser to pay the consideration offered or to return Shares deposited by or on behalf of tendering stockholders promptly after the termination or withdrawal of the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as soon as practicable by public announcement thereof. In the case of an extension of the Offer, such announcement will be made no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Time. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which we may choose to make any public announcement, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

Iconix has provided Purchaser its list of stockholders with security position listings for the purpose of dissemination of the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Iconix’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies or other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), including the satisfaction or, to the extent permitted, earlier waiver of the Offer Conditions set forth in Section 15—“Conditions of the Offer,” Purchaser will, and Parent will cause Purchaser to, accept for payment and will pay or cause the Depositary and Paying Agent to pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Time pursuant to the Offer within two business days after the Acceptance Time. Subject to the terms and conditions of the Merger Agreement and the applicable rules of the SEC, Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares, in order to comply with applicable law. See Section 15—“Conditions of the Offer” and Section 16—“Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary and Paying Agent of:

•	For Shares held as physical certificates, the certificates evidencing such Shares (“Share Certificates”) or, for Shares held by a holder of record immediately prior to the Effective Time of such shares not represented by a stock certificate (a “Book-Entry Share”) into the account of the Depositary and Paying Agent at The Depository Trust Company (“DTC”), in each case pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares;”

•	A properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or, in the case of a book-entry transfer of Shares, either such Letter of Transmittal or an Agent’s Message (as defined below) in lieu of such Letter of Transmittal; and

•	Any other documents required by the Letter of Transmittal.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when Purchaser gives oral or written notice to the Depositary and Paying Agent of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary and Paying Agent, for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders of record whose Shares have been accepted for payment. Upon the deposit of such funds with the Depositary and Paying Agent, Purchaser’s obligation to make such payment will be satisfied, and tendering stockholders must thereafter look solely to the Depositary and Paying Agent for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights under the Offer, the Depositary and Paying Agent may, nevertheless, on Purchaser’s behalf, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will interest with respect to the Shares purchased pursuant to the Offer be paid, regardless of any extension of the Offer or delay in making such payment.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, upon the advice of our counsel, be unlawful.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if certificates representing Shares are submitted evidencing more Shares than are tendered, certificates representing unpurchased or untendered Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary and Paying Agent’s account at DTC pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), in each case, promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tender of Shares. In order for an Iconix stockholder to validly tender Shares pursuant to the Offer, the stockholder must follow one of the following procedures:

•	If you are a holder and you have Shares held as physical certificates, the original certificates representing tendered Shares, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the Depositary and Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Time;

•	If you are a holder immediately prior to the Effective Time and you hold Shares directly in your name in book-entry form, either (i) a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees and any other required documents, or (ii) an Agent’s Message (as defined below) and any other required documents, in each case, must be received by the Depositary and Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Time, and such Shares must be delivered according to the DTC book-entry transfer procedures described below under “DTC Book-Entry Transfer” before the Expiration Time;

•	If you hold Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered; or

•	For Shares tendered by a Notice of Guaranteed Delivery, the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery” before the Expiration Time.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when the consummation of the Offer occurs, we will acquire good and unencumbered title to such Shares, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions to the Offer.

DTC Book-Entry Transfer. The Depositary and Paying Agent will establish an account with respect to the Shares at DTC for purposes of the Offer. Any financial institution that is a participant in DTC’s system may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary and Paying Agent’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, an Agent’s Message and any other required documents (for example, in certain circumstances, a completed IRS Form W-9) must, in any case, be received by the Depositary and Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Required documents must be transmitted to and received by the Depositary and Paying Agent as set forth above. Delivery of documents to DTC does not constitute delivery to the Depositary and Paying Agent.

Agent’s Message. The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and Paying Agent and forming a Book-Entry Confirmation that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if:

•	the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•	Shares tendered pursuant to such Letter of Transmittal are for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a certificate representing Shares is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a certificate representing Shares is not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the certificate representing such Shares must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on such certificate, with the signature(s) on such certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary and Paying Agent prior to the Expiration Time, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received prior to the Expiration Time by the Depositary and Paying Agent as provided below; and

•	the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or, in the case of book-entry transfers of Shares, either such Letter of Transmittal or an Agent’s Message in lieu of such Letter of Transmittal, and any other documents required by the Letter of Transmittal are received by the Depositary and Paying Agent within two Nasdaq trading days after the date of execution of such Notice of Guaranteed Delivery.

A Notice of Guaranteed Delivery may be delivered by overnight courier or mailed to the Depositary and Paying Agent and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by us. In the case of Shares held through DTC, the Notice of Guaranteed Delivery must be delivered to the Depositary and Paying Agent by a participant by means of the confirmation system of DTC.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary unless otherwise mutually agreed by us and Iconix.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases be made only after timely receipt by the Depositary and Paying Agent of (i) if applicable, certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer of such Shares into the Depositary and Paying Agent’s account at DTC pursuant to the procedures set forth in this Section 3, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary and Paying Agent.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary and Paying Agent (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion. We reserve the absolute right to reject any and all tenders we determine not to be in proper form or the acceptance for payment of which may, upon the advice of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived to our satisfaction. None of us, the Depositary and Paying Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.

Appointment as Proxy. By executing the Letter of Transmittal (or taking action resulting in the delivery of an Agent’s Message) as set forth above, unless Shares relating to such Letter of Transmittal or Agent’s Message are properly withdrawn pursuant to the Offer, the tendering stockholder will irrevocably appoint our designees, and each of them, as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by us and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective if and when, and only to the extent that, we accept such Shares for payment pursuant to the Offer. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective) with respect thereto. Each of our designees will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including in respect of any annual, special or adjourned meeting of Iconix’s stockholders or otherwise, as such designee in its sole discretion deems proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon the occurrence of the consummation of the Offer, we must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of stockholders.

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Iconix’s stockholders.

U.S. Federal Backup Withholding. Under the U.S. federal backup withholding rules, a portion of the gross proceeds payable to a tendering U.S. person (as defined below under Section 5 “Material U.S. Federal Income Tax Consequences of the Offer”) or other payee pursuant to the Offer must be withheld and remitted to the U.S. Treasury, unless the U.S. Person or other payee provides his, her or its correct taxpayer identification number (employer identification number or social security number) to the Depositary and Paying Agent, certifies as to no loss of exemption from backup withholding and complies with applicable requirements of the backup withholding rules, or such U.S. Person or other payee is otherwise exempt from backup withholding and establishes such exemption in a manner satisfactory to the Depositary and Paying Agent. Therefore, each tendering U.S. Person should complete and sign the IRS Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding, unless an exemption exists and is established in a manner satisfactory to the Depositary and Paying Agent. In order for a non U.S. Person to avoid backup withholding, the non-U.S. Person must submit an IRS Form W-8BEN, W-8BEN-E or other applicable Form W-8 certifying that it is not a U.S. Person, or otherwise establish an exemption in a manner satisfactory to the Depositary and Paying Agent. IRS Forms W-8 can be obtained from the Depositary and Paying Agent or the U.S. Internal Revenue Service’s website at www.irs.gov. See Section 5—“Material U.S. Federal Income Tax Consequences of the Offer” for more details.

ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO PROPERLY COMPLETE AND SIGN THE IRS FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL (OR AN APPLICABLE IRS FORM W-8) MAY BE SUBJECT TO U.S. FEDERAL BACKUP WITHHOLDING OF A PORTION OF THE GROSS PROCEEDS PAID TO SUCH STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, Shares tendered in the Offer are irrevocable. However, a stockholder has withdrawal rights that are exercisable until the expiration of the Offer, or in the event the Offer is extended, on such date and time to which the Offer is extended. In addition, Shares may be withdrawn at any time after Tuesday, August 31, 2021, which is the 60th day after the date of the commencement of the Offer, unless prior to that date we have accepted for payment the Shares validly tendered in the Offer.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary and Paying Agent at its address set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary and Paying Agent, then, before the physical release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing such Shares, and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered according to the procedures for book-entry transfer of Shares held through DTC as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares and otherwise comply with the DTC’s procedures. Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will no longer be considered validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 3—“Procedures Accepting the Offer and Tendering Shares” at any time on or before the Expiration Time.

We will resolve all questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal. We reserve the right to reject all notices of withdrawal determined not to be in proper or complete form or to waive any irregularities or conditions. No notice of withdrawal will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of us, the Depositary and Paying Agent, the Information Agent, Iconix or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The method for delivery of any documents related to a withdrawal is at the election and risk of the withdrawing stockholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary and Paying Agent. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

If we extend the Offer, delays its acceptance for payment of Shares, or are unable to accept for payment Shares pursuant to the Offer, for any reason, then, without prejudice to our rights under the Offer, the Depositary and Paying Agent may nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described in this Section 4.

5.	Material U.S. Federal Income Tax Consequences of the Offer.

The following discussion summarizes certain material U.S. federal income tax consequences that are generally applicable to Iconix’s stockholders for U.S. federal income tax purposes who participate in the Offer. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, existing and proposed Treasury Regulations and interpretations of the foregoing, all as of the date of this Offer. All of the foregoing authorities are subject to change (possibly with retroactive effect) and any such change may result in U.S. federal income tax consequences to a stockholder that are materially different from those described below. No opinion of counsel or ruling from the IRS has been or will be sought with respect to the matters described below. The IRS may take a different view of the tax consequences described below.

The following discussion does not purport to be a full description of all U.S. federal income tax considerations that may be relevant to an Iconix’s stockholder in light of such stockholder’s particular circumstances. Furthermore, this discussion does not address the U.S. federal income tax considerations applicable to Iconix’s stockholders who own interest in or otherwise related to the Parent, or are subject to special rules, such as former U.S. citizens or residents, persons subject to the alternative minimum tax, traders in securities that elect to use a mark-to-market method of accounting, individual retirement accounts or tax-deferred accounts, dealers in securities or currencies, persons holding shares in connection with a hedging transaction, “straddle,” conversion transaction or a synthetic security or other integrated transaction, persons who are non-U.S. persons, persons whose “functional currency” is not the U.S. dollar, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein), tax-exempt organizations or governmental organizations, and persons that received or hold their Shares as compensation for services. This discussion is limited to Iconix’s stockholders who sell all of their Shares in the Offer for cash and who hold their Shares as capital assets within the meaning of Section 1221 of the Code and does not address any consequences of holding or continuing to hold any Shares in Iconix, directly or indirectly, after the Offer. In addition, this discussion does not include any description of the tax laws of any state, local or non-U.S. government or the Medicare net investment income tax or any other U.S. tax laws other than U.S. federal income tax law.

For purposes of this discussion, a “non-U.S. person” is any holder of Shares that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A “U.S. person” is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds the Shares, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding the Shares and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. ICONIX’S STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Tax Consequences of Participating in the Offer

U.S. Persons

A sale by an Iconix’s stockholder who is a U.S. person of Shares in this Offer will be a taxable transaction for U.S. federal income tax purposes. The purchase price received for such Shares will be treated as payment for a sale of Shares. Generally, each Iconix’s stockholder who is a U.S. person will recognize capital gain or loss in respect of the sale of such stockholders’ Shares tendered in the Offer equal to the difference between the amount of cash received for such tendered Shares and the Stockholder’s adjusted tax basis in such Shares surrendered in exchange for such cash. Gain or loss from a purchase that is treated as a sale of Shares generally will be long-term capital gain or loss if the Iconix stockholder’s holding period for the Shares that were sold exceeds one year as of the date of the Offer.

The current federal income tax rate for long-term capital gains is 20%. If the holding period necessary for gain to qualify as long-term capital gain is not satisfied, then such gain will be short-term capital gain taxable at the same rates as ordinary income. Gain or loss of an Iconix’s stockholder must be determined separately for each block of Shares tendered in the Offer (i.e., Shares acquired at the same cost in a single transaction) that Purchaser purchases from an Iconix’s stockholder in the Offer. Specified limitations apply to the deductibility of capital losses by Iconix’s stockholders.

Non-U.S. Persons

Generally, an Iconix’s stockholder who is a non-U.S. person will not be subject to U.S. federal income tax on any gain realized upon a sale of Shares in the Offer unless:

•	the gain is effectively connected with the non-U.S. person’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. person maintains a permanent establishment in the United States to which such gain is attributable);

•	the non-U.S. person is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	the Shares constitute a U.S. real property interest (“USRPI”) by reason of Iconix’s status as a U.S. real property holding corporation (“USRPHC”) at any time during the five-year period ending on the date of the Offer (or, if shorter, the period during which it held such Shares) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A non-U.S. person that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items. Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the non-U.S. person (even though the individual is not considered a resident of the United States), provided the non-U.S. person has timely filed U.S. federal income tax returns with respect to such losses. With respect to the third bullet point above, Iconix believes that it currently is not, and has not been during the five-year period ending on the date of the Offer, a USRPHC. Because the determination of whether Iconix is a USRPHC depends, however, on the fair market value of its USRPIs relative to the fair market value of its non-U.S. real property interests and its other business assets, there can be no assurance the Company currently is not, or was not at any time during the five-year period ending on the date of the Offer, a USRPHC.

Non-U.S. persons should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments made to an Iconix’s stockholder in the Offer may be subject to information reporting and backup withholding unless the stockholder establishes an exemption, generally by providing, if such stockholder is a U.S. person, a valid IRS Form W-9, and if such stockholder is a non-U.S. person, a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI (as applicable). Backup withholding is not an additional tax. Iconix’s stockholders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances.

The tax consequences of participating in the Offer are complex. Iconix’s stockholders are strongly urged to consult their tax advisors as to the specific tax consequences to them of the Offer, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws based on their particular circumstances.

6.	Price Range of Shares; Dividends.

The Shares are listed and principally traded on Nasdaq under the symbol “ICON.” The following table sets forth, for each of the periods indicated, the reported daily closing prices for the Shares on Nasdaq based on published financial sources:

	High	Low
Current Fiscal year
First Quarter, ended March 31, 2021	$2.99	$1.35
Fiscal Year Ending December 31, 2020
Fourth Quarter, ended December 31, 2020	$1.26	$0.63
Third Quarter, ended September 30, 2020	$1.20	$0.66
Second Quarter, ended June 30, 2020	$1.77	$0.55
First Quarter, ended March 31, 2020	$1.64	$0.58
Fiscal Year Ending December 31, 2019
Fourth Quarter, ended December 31, 2019	$2.46	$1.04
Third Quarter, ended September 30, 2019	$2.09	$0.80
Second Quarter, ended June 30, 2019	$2.38	$0.67
First Quarter, ended March 31, 2019*	$4.47	$1.10

*Prices between January 1, 2019 and March 13, 2019 have been adjusted for the 1-for-10 reverse stock split effectuated on March 14, 2019

On June 10, 2021, the last full trading day before we announced that we entered into the Merger Agreement, the closing trading price of the Shares reported on Nasdaq was $2.45 per Share. On July 1, 2021, the last Nasdaq trading day before we commenced the Offer, the last sale price of the Shares reported on Nasdaq was $3.16 per Share.

We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares.

Iconix has never declared or paid any cash dividends on the Shares and does not anticipate paying such cash dividends in the foreseeable future. Under the terms of the Merger Agreement, Iconix is not permitted to declare, authorize, set aside for payment or pay any dividend in respect of the Shares without Purchaser’s prior written consent (not to be unreasonably withheld, conditioned or delayed). See Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—Covenants—Conduct of Iconix.”

7.	Certain Information Concerning Iconix.

Except as specifically set forth herein, the information concerning Iconix contained in this Offer to Purchase has been taken from, or is based upon, information furnished by Iconix or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Iconix’s public filings with the SEC (which may be obtained and inspected as described below). You should consider the summary information set forth below in conjunction with the more comprehensive financial and other information set forth in Iconix’s public filings with the SEC (which may be obtained and inspected as described below) and other publicly available information. Although we have no knowledge that any such information contains any misstatements or omissions, none of Parent, Purchaser or any of our respective affiliates or assigns, the Information Agent or the Depositary and Paying Agent assumes responsibility for the accuracy or completeness of the information concerning Iconix contained in such documents and records or for any failure by Iconix to disclose events which may have occurred or may affect the significance or accuracy of any such information.

General.

Iconix was incorporated under the laws of the state of Delaware in 1978. Its principal executive offices are located at 1450 Broadway, New York, New York 10018, and its telephone number is (212) 730-0030.

Iconix is a brand management company and owner of a diversified portfolio of approximately 30 global consumer brands across the women’s, men’s, home and international segments. Iconix’s business strategy is to maximize the value of its brands primarily through strategic licenses and joint venture partnerships around the world, as well as to grow the portfolio of brands through strategic acquisitions. As of March 31, 2021, Iconix’s brand portfolio includes Candie’s ®, Bongo ®, Joe Boxer ®, Rampage ®, Mudd ®, London Fog ®, Mossimo ®, Ocean Pacific/OP ®, Danskin /Danskin Now ®, Rocawear ®, Artful Dodger ®, Cannon ®, Royal Velvet ®, Fieldcrest ®, Charisma ®, Starter ®, Waverly ®, Ecko Unltd ® /Mark Ecko Cut & Sew ®, Zoo York ®, Umbro ® and Lee Cooper ®; and interests in Material Girl ®, Ed Hardy ®, Truth or Dare ®, Modern Amusement ®, Buffalo ®, Hydraulic ® and Pony ®. Iconix principally looks to monetize the intellectual property (“IP”) related to its brands throughout the world and in all relevant categories primarily by licensing directly with leading retailers (“direct to retail” or “DTR”), through consortia of wholesale licensees, through joint ventures in specific territories and via other activity such as corporate sponsorships and content as well as the sale of IP for specific categories or territories. Products bearing Iconix’s brands are sold across a variety of distribution channels. The licensees are generally responsible for designing, manufacturing and distributing the licensed products. Iconix supports its brands with marketing, advertising and promotional campaigns designed to increase brand awareness. Additionally, Iconix provides its licensees with coordinated trend direction to enhance product appeal and help build and maintain brand integrity.

Available Information.

Iconix files annual, quarterly and current reports, proxy statements and other information with the SEC. Iconix’s SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. Iconix maintains a website at www.iconixbrand.com. These website addresses are not intended to function as hyperlinks, and the information contained on Iconix’s website and on the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it a part of this Offer to Purchase.

Iconix Financial Projections.

Iconix has provided the Iconix Board and financial advisor with selected unaudited financial information concerning Iconix. Such information, which is described in the Schedule 14D-9, is being filed with the SEC on the date of this Offer to Purchase and mailed to Iconix’s stockholders together with this Offer to Purchase. Iconix’s stockholders are urged to, and should, carefully read the Schedule 14D-9.

8.	Certain Information Concerning Parent and Purchaser.

Parent is a limited liability company organized under the laws of the State of Delaware. Purchaser is a corporation organized under the laws of the State of Delaware. The business address for each of Parent and Purchaser is c/o Woods Oviatt Gilman LLP, 1900 Bausch & Lomb Place, Rochester, New York 14604. The telephone number of Parent and Purchaser is (585) 987-2820.

Parent and Purchaser were both formed solely for the purpose of completing the proposed Offer and Merger and have conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger and arranging of the Equity Financing and the Debt Financing (as described below in Section 9—“Source and Amount of Funds”) in connection with the Offer and the Merger. Parent and Purchaser have no assets or liabilities other than their contractual rights and obligations related to the Merger Agreement. Until immediately prior to the Acceptance Time, it is not anticipated that Parent or Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to their formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is a wholly owned subsidiary of Parent. Parent is wholly owned by The Avram Glazer Irrevocable Exempt Trust U/A/D August 22, 2006 (the “Trust”). The Trust is organized under the laws of the State of Nevada. Mr. Avram Glazer is the sole trustee and beneficiary of the Trust.

Lancer is a limited liability company organized under the laws of the State of Delaware. Lancer is an investment vehicle wholly owned by the Trust. The business address Lancer is c/o Woods Oviatt Gilman LLP, 1900 Bausch & Lomb Place, Rochester, New York 14604. The telephone number of Lancer is (585) 987-2820.

Lancer has provided to Parent an equity commitment equal to $60 million (the “Equity Commitment Letter”), subject to the adjustments, terms and conditions set forth in the Equity Commitment Letter. See Section 9—“Source and Amount of Funds.” We refer to Purchaser, Parent, the Trust and Lancer, collectively, as the “Participant Group.” The business office address of each member of the Participant Group and each such member’s telephone number is set forth in the attached Annex A. The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the members, directors or executive officers of each member of the Participant Group are set forth in Annex A to this Offer to Purchase.

Except as described in this Offer to Purchase, (i) none of the members of the Participant Group nor, to the knowledge of any member of the Participant Group, any of the persons listed in Annex A to this Offer to Purchase, beneficially owns or has any right to acquire, directly or indirectly, any Shares or other equity securities of Iconix and (ii) none of the members of the Participant Group nor, to the knowledge of any member of the Participant Group, any of the persons or entities referred to above has effected any transaction in Shares during the past 60 days.

Except as set forth elsewhere in this Offer to Purchase, (i) none of the members of the Participant Group nor, to the knowledge of any member of the Participant Group, any of the persons listed in Annex A, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Iconix, (ii) during the two years prior to the date of this Offer to Purchase, there have been no transactions that would require reporting under the rules and regulations of the SEC between any member of the Participant Group or, to the knowledge of the members of the Participant Group, any of the persons listed in Annex A, on the one hand, and Iconix or any of its executive officers, directors and/or affiliates, on the other hand, and (iii) during the two years prior to the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between any member of the Participant Group or, to the knowledge of the members of the Participant Group, any of the persons listed in Annex A, on the one hand, and Iconix or any of its executive officers, directors and/or affiliates, on the other hand concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

During the last five years, none of the Participant Group (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Available Information.

Pursuant to Rule 14d-3 under the Exchange Act, Parent, Purchaser and Lancer filed with the SEC a Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the Public Reference Room may be obtained from the SEC by telephoning 1-800-SEC-0330. These filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213 at prescribed rates.

9.	Source and Amount of Funds.

Parent and Purchaser estimate that they will need up to approximately $220 million to purchase all of the issued and outstanding Shares in the Offer, to provide funding for the consideration to be paid in the Merger, to refinance Iconix’s existing indebtedness and to pay related fees and expenses at the Closing (the “Required Amount”). Parent has received a debt commitment letter, pursuant to which Silver Point Capital, L.P. (“Silver Point”) have agreed to provide it with a $160 million senior secured credit facility, the proceeds of which may be used to pay a portion of the Required Amount (the “Debt Financing”). Lancer has provided to Parent an equity commitment equal to $60 million (the “Equity Financing”). The proceeds of the Equity Financing and the Debt Financing, together with Iconix’s available cash, will be sufficient to pay the Offer Price for all Shares tendered in the Offer and the other Required Amount. Funding of the Debt Financing and the Equity Financing (as defined below) is subject to the satisfaction of various customary conditions set forth in the Debt Commitment Letters and the Equity Commitment Letter. The Offer and the Merger are not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer and pay for the Shares acquired in the Merger.

We do not think that our financial condition is relevant to your decision whether to tender Shares and accept the Offer because (i) the consideration offered in the Offer consists solely of cash, (ii) the Offer is being made for all issued and outstanding Shares, (iii) if we consummate the Offer, subject to the satisfaction or waiver of certain conditions, we have agreed to acquire all remaining Shares for the same cash price in the Merger, (iv) the Offer is not subject to any financing condition, and (v) we have all of the financial resources, including committed Debt and Equity Financing, sufficient to finance the Offer and the Merger.

Equity Financing.

Parent has received an equity commitment letter dated as of June 11, 2021 (the “Equity Commitment Letter”, together with the Debt Commitment Letter (as defined below), the “Commitment Letters”), pursuant to which Lancer has committed to contribute, subject to the terms and conditions of the Equity Commitment Letter, to Parent an amount equal to $60 million (subject to adjustment as set forth in the Equity Commitment Letter) in cash for the purpose of funding, and to the extent necessary to fund, (x) the Required Amount or (y) any money damages resulting from certain breaches or fraud by Parent or Purchaser occurring prior to a valid termination of the Merger Agreement (the “Breach Costs”), in each case pursuant to and in accordance with the Merger Agreement. The funding of the Equity Financing is subject to (i) (A) with respect to the aggregate Offer Price payable at the Acceptance Time, the satisfaction or waiver by Purchaser or Parent of the Offer Conditions and (B) with respect to the aggregate Merger Consideration, the satisfaction in full or valid waiver, on or before the Closing, of all of the conditions precedent to the obligations of Parent and Purchaser, as set forth in the Merger Agreement (see Section 11—“The Merger Agreement; Other Agreements”) and (ii) the substantially contemporaneous funding of the Debt Financing prior to or contemporaneously with the funding of the Equity Financing. Lancer’s equity commitment under the Equity Commitment Letter is subject to reduction in the event Purchaser does not require all of the Equity Financing in order to satisfy its obligations, in each case on terms consented to by Iconix.

Iconix is a third-party beneficiary of the Equity Commitment Letter for the limited purposes provided in the Equity Commitment Letter, which is limited to, subject to the terms and conditions of the Merger Agreement, the right of Iconix to seek specific performance of Parent’s right to cause the Equity Financing to be funded as, and only to the extent provided in, the Equity Commitment Letter.

Lancer’s obligation to fund its equity commitment under the Equity Commitment Letter will terminate upon the earliest of (i) the Closing, (ii) the 60th day after valid termination of the Merger Agreement in accordance with its terms (unless prior to the 60th day after such termination, Iconix shall have commenced a lawsuit or other proceeding against Parent or Purchaser for payment of the Breach Costs under the Merger Agreement in which case Lancer’s obligation to fund the Breach Costs will survive until such proceeding is finally resolved) and (iii) the assertion or commencement by Iconix or any of its affiliates of a lawsuit or other proceeding against Lancer or any Lancer Affiliate (as defined below) (x) seeking to recover from Lancer or any Lancer Affiliate amounts in excess of the Equity Commitment, (y) indicating any of the limitations in favor of Lancer set forth in the Equity Commitment Letter are illegal, invalid or unenforceable or (z) against Lancer or any Lancer Affiliate in connection with the Equity Commitment Letter, the Limited Guarantee (as defined below), the Merger Agreement, or any transaction contemplated thereby, other than (A) any claim against Lancer to specifically enforce the provisions of the Equity Commitment Letter pursuant to the terms thereof, (B) any claim against Lancer arising out of the Limited Guarantee, and (C) any claim arising out of the Nondisclosure Agreement (as defined below). “Lancer Affiliate” means (a) any former, current or future general or limited partners, stockholders, holders of any equity, partnership or limited liability company interest, officer, member, manager, director, employees, agents, attorneys, controlling persons, assignee or affiliates of Lancer, (b) Parent or (c) any former, current or future general or limited partners, stockholders, holders of any equity, partnership or limited liability company interest, officer, member, manager, director, employees, agents, attorneys, controlling persons, assignee or affiliates of any of the foregoing.

The foregoing summary of certain provisions of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, a copy of which has been filed as Exhibit (d)(4) to the Schedule TO and which is incorporated herein by reference.

Limited Guarantee.

Concurrently with the execution and delivery of the Equity Commitment Letter, Lancer executed and delivered to Iconix a limited guarantee (the “Limited Guarantee”) in favor of Iconix in respect of Purchaser’s obligation under the Merger Agreement for the payment of (i) following the valid termination of the Merger Agreement, the Parent Termination Fee (as defined below), if, when, and as due, pursuant to the Merger Agreement, (ii) the amount required to satisfy Parent’s expense reimbursement and indemnification obligations under the Merger Agreement in connection with the Debt Financing and (iii) the amount required to satisfy Parent’s expense reimbursement and interest payments under the Merger Agreement in the event that the Parent Termination Fee is not timely paid (clauses (i) through (iii), collectively, the “Guaranteed Obligation”), provided that in no event will the Lancer’s aggregate liability under the Limited Guarantee exceed $12,824,000 (the “Maximum Liability Cap”).

Lancer’s obligations under the Limited Guarantee terminate as of the earliest to occur of: (i) the consummation of the Closing in accordance with the terms of the Merger Agreement; (ii) the termination of the Merger Agreement in accordance with its terms in any circumstances other than pursuant to which Parent and/or Purchaser would be required pursuant to the Merger Agreement to pay the Parent Termination Fee; (iii) the payment of the Guaranteed Obligations upon a Qualifying Termination (as defined below); and (iv) the 60th day after a termination of the Merger Agreement in accordance with its terms under circumstances in which Parent and/or Purchaser would be obligated to pay the Parent Termination Fee (a “Qualifying Termination”), unless prior to the expiration of the 60th day period following a Qualifying Termination, Iconix has commenced a lawsuit or other proceeding against Parent and/or Purchaser alleging that the Parent Termination Fee is due and owing or against Lancer alleging that amounts are due and owing from Lancer under the Limited Guarantee (a “Qualifying Suit”), provided that if a Qualifying Termination has occurred and a Qualifying Suit is filed prior to the expiration of such 60-day period, Lancer will not have any further liability or obligation under the Limited Guarantee from and after the earliest of (w) the Closing, (x) a final, non-appealable resolution of such Qualifying Suit determining that Parent and/or Purchaser does not owe the Parent Termination Fee or such Guaranteed Obligations, as applicable, or that Lancer does not owe such amounts under the Limited Guarantee, (y) a written agreement among Lancer and Iconix terminating the obligations and liabilities of Lancer pursuant to the Limited Guarantee, and (z) payment of the Guaranteed Obligations due and owing by Lancer, Parent or Purchaser. In addition, upon the assertion or commencement by Iconix or any of its affiliates of a lawsuit or other proceeding against Lancer or any Lancer Affiliate that any provisions of the Limited Guarantee are illegal, invalid or unenforceable, that Lancer is liable in excess of or to a greater extent than the applicable amount of the Guaranteed Obligations (up to the Maximum Liability Cap) or asserting any theory of liability against Lancer or the Lancer Affiliates with respect to the Transactions other than liability of Lancer under the Limited Guarantee or the Commitment Letter (as limited by the provisions of the Commitment Letter), Lancer’s obligations under the Limited Guarantee will terminate ab initio.

The foregoing summary of certain provisions of the Limited Guarantee does not purport to be complete and is qualified in its entirety by reference to the full text of the Limited Guarantee, a copy of which has been filed as Exhibit (d)(5) to the Schedule TO and which is incorporated herein by reference.

Debt Financing.

Parent and Purchaser have received a debt commitment letter, dated June 11, 2021 (the “Debt Commitment Letter”) from Silver Point to provide to Purchaser, subject to the terms and conditions set forth therein, a four year senior secured term loan facility in an aggregate principal amount of $160 million (the “Term Facility”), the proceeds of which may be used to (i) fund, in part, the Transactions, (ii) refinance, repay, repurchase, discharge or otherwise satisfy certain existing indebtedness of Iconix and its subsidiaries and (iii) fund related fees and expenses at the Closing. In connection with the consummation of the Merger, Iconix will assume the obligations of Purchaser under the Debt Financing as the Surviving Corporation. The term “Borrower” shall refer to (i) prior to the consummation of the Merger, Purchaser and (ii) thereafter, Iconix, as the Surviving Corporation.

The commitment under the Debt Commitment Letter expires upon the earliest to occur of (i) 11:59 P.M. (Eastern Time) on October 15, 2021, (ii) the consummation of the Transactions or any component thereof without the use of the Term Facility, (iii) the date of abandonment or termination of the Merger Agreement prior to the Closing and (iv) the date the Offer lapses or is withdrawn. The documentation governing the Debt Financing has not been finalized and, accordingly, the actual terms of the Debt Financing may differ from those described in this document. Purchaser has agreed to use its reasonable best efforts to obtain the Debt Financing on the terms and conditions described in the Debt Commitment Letter. If any portion of the Debt Financing becomes unavailable as a result of the automatic expiration and termination, Purchaser will use its reasonable best efforts to arrange and obtain alternative financing in an amount sufficient to consummate the Transactions.

Although the Debt Financing described in this document is not subject to a due diligence or “market out,” such financing may not be considered assured. As of the date hereof, no alternative financing arrangements or alternative financing plans have been made in the event the Debt Financing described herein is not available. There is no financing condition to the Offer.

The availability of the Debt Financing is subject to, among other things:

•	consummation of the Offer and the Merger in accordance with the Merger Agreement and other transaction documents (without giving effect to any waiver, amendment, supplement or other modification that is material and adverse to the interests of Silver Point, other than with the consent of Silver Point (such consent not to be unreasonably withheld, delayed or conditioned));

•	since the date of the Merger Agreement, no Company Material Adverse Effect (as defined in the Merger Agreement) shall have arisen or occurred and be continuing;

•	after giving effect to the Transactions, the unrestricted cash of the Borrower and certain of its subsidiaries shall not, collectively, be less than $20 million;

•	payment of fees and expenses;

•	delivery of customary closing documents; and

•	execution and delivery of definitive documentation.

Summary of Term Facility.

Interest Rate.

Loans under the Term Facility are expected to bear interest, at the Borrower’s option, at a rate equal to the adjusted LIBOR rate or the prime rate, in each case plus a spread.

Guarantors.

All obligations of the Borrower under the Term Facility will be guaranteed by Parent and each of the existing and future direct and indirect, material wholly owned domestic subsidiaries of the Borrower and certain wholly owned subsidiaries organized in the Grand Duchy of Luxembourg (in each case, subject to customary exceptions) (collectively, the “Subsidiary Guarantors”) on a senior secured basis.

Security.

The obligations under the Term Facility will be secured, subject to permitted liens and other agreed upon exceptions, on a first priority basis by a perfected security interest in (i) substantially all of the material owned assets of the Borrower and each subsidiary guarantor and (ii) all of the equity interests of the Borrower directly held by Parent, in each case, whether owned on the Closing or thereafter acquired.

Other Terms.

The Term Facility will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and acquisitions, transactions with affiliates, liens, dividends and other distributions and a financial maintenance covenant. The Term Facility will also include customary events of defaults, including a change of control.

10.	Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Iconix.

The following is a description of significant contacts between representatives of Lancer, Parent and Purchaser, on the one hand, and representatives of Iconix, on the other hand, that resulted in the execution of the Merger Agreement and commencement of the Offer. The discussion below covers only the key events and does not attempt to describe every communication among the parties. For a review of Iconix’s activities relating to the contacts leading to the Merger Agreement, please refer to the Schedule 14D-9, which will be filed by Iconix with the SEC and is being mailed to stockholders concurrently with this Offer to Purchase.

During September and October 2020, in connection with Iconix’s ongoing sale process, Lancer considered entering into a non-economic strategic partnership with a bidder referred to as “Party B” in the “Background of the Offer and the Merger” in Schedule 14D-9, which strategic partnership would include participation on the Iconix Board by certain representatives of Lancer after closing of Party B’s proposed transaction.

On October 30, 2020, Iconix and Party B entered into an exclusivity agreement providing for exclusivity through December 11, 2020, if extended in accordance with its terms. In late November 2020, Party B advised Iconix that it no longer wished to proceed with the proposed transaction on the terms set forth in its proposal, and, in early December 2020, Iconix delivered to Party B a notice of termination of the exclusivity agreement.

During the week of December 14, 2020, management of Iconix and representatives of Ducera contacted Lancer to solicit its interest in consummating a potential acquisition of Iconix without Party B, given its familiarity with Iconix’s business.

On December 18, 2020, Lancer provided an initial non-binding proposal for a potential transaction that would result in the acquisition of all of the Shares for cash and the full refinancing of Iconix’s Convertible Notes and Senior Secured Term Loan. The proposal valued the Shares at a cash purchase price between $34 and $43 million in the aggregate, which ranged based on a potential opportunity to purchase certain Convertible Notes at a discount to par value.

On December 18, 2020, Iconix entered into an exclusivity agreement with an affiliate of Lancer that granted it exclusivity, subject to certain conditions, through February 22, 2021.

During the remainder of December 2020, representatives of Iconix’s senior management met with representatives of Lancer, including its legal advisor, to continue discussions regarding the proposed acquisition.

In late-December 2020, Iconix provided representatives of Lancer and Latham & Watkins LLP (“Latham”), transaction counsel for Lancer, with access to the due diligence materials posted in Iconix’s virtual data room. From late-December 2020 through early June, 2020, Iconix, together with Iconix’s management and other advisors, made due diligence materials available to and attended due diligence calls and meetings with Lancer and its representations. Throughout this period, Lancer and its professional advisors (including Latham) engaged in due diligence of Iconix and reviewed the due diligence materials provided by Iconix.

In early January 2021, Iconix’s senior management and Ducera commenced negotiations with Allianz, one of the holders of the Convertible Notes, to purchase Allianz’s Convertible Notes at a discount to par value as a means to facilitate the potential acquisition and provide additional value to Iconix stockholders. Shortly thereafter, Iconix reached a tentative agreement in principle with Allianz under which Allianz would sell its Convertible Notes at a discount to par value in connection with Lancer’s proposed acquisition.

On January 25, 2021, Iconix received a non-binding proposal from in a bidder referred to as “Party E” in the “Background of the Offer and the Merger” in Schedule 14D-9 to acquire Iconix’s rights to the Lee Cooper brand. Representatives of Iconix’s senior management discussed the proposal with Lancer, which indicated that it was in favor of a transaction with Party E, as it would likely enhance Iconix’s capitalization and reduce the amount of indebtedness required to finance the acquisition.

On January 21, 2021, Dechert distributed an initial draft of a proposed Merger Agreement to Latham for the proposed acquisition.

During January 2021, Iconix approached various lenders, including Silver Point, to solicit interest in either financing a transaction with Lancer or refinancing Iconix’s existing Senior Secured Term Loan and Convertible Notes. Over the next several weeks, the management team, with the assistance of Ducera, continued to engage in discussions with Silver Point and other prospective lenders regarding these alternative potential financing arrangements.

On February 2, 2021, Latham sent a revised draft of the Merger Agreement to Dechert.

In the period leading up to the execution of the Merger Agreement, Dechert and Latham exchanged mark-ups of the draft Merger Agreement and other transaction documents and discussed and negotiated proposals with respect to items that remained open in these agreements. During that period of time, Ducera representatives and members of Iconix’s management also discussed and negotiated with Lancer representatives various terms and conditions of the proposed transactions. Key issues discussed included each party’s termination rights and fees, Iconix’s rights with respect to competing acquisition proposals, each party’s rights and remedies in the event of a failure of Lancer’s debt financing and Lancer’s request for expense reimbursement in addition to a termination fee.

Over the next two months, while continuing to negotiate with Lancer on the terms of the Merger Agreement, Iconix’s senior management and representatives of Dechert engaged in negotiations with Party E and its counsel on the terms of a purchase agreement for Iconix’s rights to the Lee Cooper brand. Iconix’s senior management and representatives of Dechert and Ducera also continued negotiations with Iconix’s existing lead lender under the Senior Secured Term Loan, as well as with alternative lenders, on the terms of a potential refinancing of the Senior Secured Term Loan as well as discussions with alternative lenders in the event that one or both of the proposed transactions with Lancer and Party E was not consummated.

In late February 2021, in the context of negotiations of the potential acquisition, Latham advised Dechert that Lancer was seeking a waiver of the business combination restrictions under Section 203 of the DGCL in order to engage directly in discussions with the holders of the Convertible Notes to repurchase those notes in the context of the acquisition.

On March 4, 2021, Dechert sent to Latham a proposed standstill agreement containing the limited waiver of Section 203 of the DGCL approved by the Iconix Board (the “Standstill Agreement”).

Also on March 4, 2021, Latham sent a draft Note Purchase Agreement to Dechert providing for a purchase of the Convertible Notes from the noteholders as well as a requirement that the noteholders tender any and all Shares held by them in the proposed acquisition. In the period leading up to the execution of the Merger Agreement, Latham and Dechert continued to negotiate the terms of the Note Purchase Agreement. In early May, Ducera provided a draft of the Note Purchase Agreement to Allianz.

For the remainder of March through early April 2021, Iconix also continued to negotiate the terms of the purchase agreement for the Lee Cooper brand with Party E. During the course of those negotiations, a business issue arose with respect to a licensee of the Lee Cooper brand. Due to stated concerns regarding the performance of this licensee, in mid-April 2021, Party E proposed a significant reduction to its proposed purchase price.

On April 20, 2021, management of Iconix discontinued negotiations with Party E.

In late April 2021, Silver Point Capital circulated a draft of a debt commitment letter setting forth proposed terms for a debt financing of the proposed transactions. The Silver Point financing proposal provided for enhanced terms compared to Iconix’s existing Senior Secured Term Loan, including a significant reduction in contractual amortization and a reduced interest rate.

On May 19, 2021, Lancer and Iconix entered into the Standstill Agreement.

On May 28, 2021, Latham circulated initial drafts of a form of equity commitment letter pursuant to which Lancer would provide equity financing for the proposed merger and a form of limited guarantee pursuant to which Lancer would agree to guarantee the payment of the reverse termination fee and indemnities related to Iconix’s financing cooperation under the Merger Agreement.

Between May 28 and June 10, members of Iconix’s senior management, together with representatives of Dechert and Ducera participated in extensive negotiations with representatives of Lancer and representatives of Latham regarding issues raised in the draft merger agreement mark-ups and related financing documents. Among the principal issues discussed were the termination and reverse termination fee amounts, the circumstances under which either party could terminate the merger agreement and receive a fee and the terms and conditions of Silver Point’s debt financing commitment. Latham also finalized the terms of the Note Purchase Agreement with Allianz.

During this time, Iconix’s senior management team, together with representatives of Ducera, continued negotiations with Lancer regarding the purchase price to be offered to Iconix stockholders in connection with the proposed transaction. The central issues in this negotiation included a discussion of the minimum amount of cash required to remain on Iconix’s balance sheet following consummation of a transaction and the price at which Allianz had previously agreed to sell its Convertible Notes. On June 9, 2021, Iconix and Lancer agreed in principle to an offer price of $3.15 per share, valuing the Shares at $46 million in the aggregate.

During the evening of June 10, 2021, Dechert and Latham agreed on a substantially final form of the Merger Agreement that Iconix’s management would send to the Iconix Board for consideration.

On the morning of June 11, 2021, Lancer and Allianz executed and delivered the Note Purchase Agreement pursuant to which Lancer acquired ownership of the Convertible Notes from Allianz.

Later in the morning of June 11, 2021, Dechert and Latham negotiated the remaining outstanding terms and conditions of the Merger Agreement and the other transaction documents.

Later that morning, Iconix, Parent and Purchaser executed and delivered the Merger Agreement and the applicable parties executed and delivered the other transaction documents.

After the parties had executed and delivered the Merger Agreement, prior to the opening of the markets on June 11, 2021, Iconix issued a press release announcing the proposed transaction. The press release is filed as Exhibit 99.1 to the Current Report on Form 8-K filed by Iconix Brand Group, Inc. with the SEC on June 11, 2021.

On July 2, 2021, Purchaser commenced the Offer pursuant to the terms of the Merger Agreement.

11.	The Merger Agreement; Other Agreements.

The Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit d(1) to the Schedule TO, which is incorporated herein by reference. Stockholders of Iconix and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Offer.

The Merger Agreement provides that Purchaser will on or before July 6, 2021 commence the Offer to purchase all Shares at a price per share equal to the Offer Price, and that, subject to the satisfaction, or waiver by Purchaser or Parent, of the Offer Conditions that are described in Section 15—“Conditions of the Offer,” Purchaser will (and Parent will cause Purchaser) to consummate the Offer in accordance with its terms and accept for purchase and promptly pay (or cause the Depositary and Paying Agent to pay) for all such Shares validly tendered and not validly withdrawn pursuant to the Offer. The initial Expiration Time of the Offer will be at one minute after 11:59 P.M., New York City time, on Friday, July 30, 2021.

Terms and Conditions of the Offer.

The obligations of Purchaser to, and of Parent to cause Purchaser to, accept for purchase, and pay for, all Shares validly tendered (and not validly withdrawn) pursuant to the Offer are subject to the prior satisfaction of or waiver of the Offer Conditions and the other terms and conditions set forth in the Merger Agreement. See Section 15—“Conditions of the Offer.” Under the terms of the Merger Agreement, Purchaser has the right, but not the obligation, to at any time and from time to time in its sole discretion waive, in whole or in part, any Offer Condition or modify the terms of the Offer (including by increasing the Offer Price), except that without the prior written consent of Iconix, Purchaser may not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) extend or otherwise change the Expiration Time (except as expressly required or permitted by the Merger Agreement), (iv) change the form of consideration payable in the Offer, (v) amend or supplement any other term of the Offer in any manner that would adversely affect, or would reasonably be expected to adversely affect, any holder of Shares, prevent the consummation of the Offer or prevent or materially impair the ability of Parent or Purchaser to consummate the Offer, (vi) provide for any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 under the Exchange Act or (vii) amend or waive the Minimum Condition (as defined below).

Expiration and Extension of the Offer.

The initial Expiration Time of the Offer will be at one minute after 11:59 P.M., New York City time, on Friday, July 30, 2021.

The Merger Agreement provides that, subject to our rights and Iconix’s rights to terminate the Merger Agreement in accordance with its terms or terminate the Offer under certain circumstances, we will extend the Offer as follows:

•	Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for any period required by any applicable rule, regulation, interpretation or position of the SEC or the staff thereof or Nasdaq;

•	if, as of any then-scheduled Expiration Time, any Offer Condition (other than the Minimum Condition) is not satisfied and has not been waived in accordance with the terms hereof, Purchaser may extend the Offer on one or more occasions in consecutive increments of up to 10 business days each (or such longer or shorter period as the parties may agree);

•	if, as of the then-scheduled Expiration Time, all of the Offer Conditions have been satisfied or waived except that the Minimum Condition has not been satisfied, Purchaser shall, and Parent shall cause Purchaser to extend the Offer on one or more occasions in consecutive increments of up to 10 business days each, provided, in no event will we be required to extend the Offer on more than two occasions (but may elect to do so in its sole and absolute discretion);

•	Purchaser may extend the Offer for a period of one business day in order to convert all or a portion of the Purchased Convertible Notes (as defined below) into Shares in accordance with the terms of the Merger Agreement; and

•	if, as of a then-scheduled Expiration Time (x) all of the Offer Conditions have been satisfied or waived, (y) the full amount of the Debt Financing necessary to pay the Required Amount has not been funded and will not be available to be funded at the consummation of the Offer and at the Closing (other than as a result of a breach or failure to perform by Parent or Purchaser of certain financing representations and warranties or financing covenants) and (z) Purchaser and Parent acknowledge and agree that Iconix may, at and at any time following the initial extension of the Offer as described in this clause, effect a Failure to Consummate the Offer Termination (as defined below) and receive the Parent Termination Fee, then Purchaser may extend the Offer for one period of up to five business days, in order to permit the funding of the full amount of the Debt Financing necessary to pay the Required Amount.

In any event, without Iconix’s prior written consent, Purchaser shall not extend the Offer, and without Parent’s prior written consent, Purchaser shall not be required (and Parent shall not be required to cause Purchaser) to extend the Offer, in each case, beyond the earlier of 11:59 P.M. (New York City time) on the Extension Deadline or the valid termination of the Merger Agreement.

Recommendation.

Iconix has represented in the Merger Agreement that the Iconix Board has (a) determined that the Merger Agreement and the Transactions are fair to and in the best interests of Iconix and its stockholders, (b) declared it advisable to enter into the Merger Agreement, (c) authorized and approved the execution, delivery and performance by Iconix of the Merger Agreement and the consummation of the Transactions and (d) resolved to recommend that the stockholders of Iconix accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Merger.

The Merger Agreement provides that, subject to its terms and conditions (including satisfaction or waiver of the conditions to the Merger described below) and in accordance with Section 251(h) of the DGCL, at the Effective Time, Purchaser will merge with and into Iconix, with Iconix continuing as the Surviving Corporation in the Merger as a wholly owned subsidiary of Parent. The Closing will take place as promptly as practicable following the consummation of the Offer, but in any event no later than the first business day following the Acceptance Time or such other date as Parent and Iconix mutually agree in writing. The Merger shall become effective at the time that the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such later time as is specified in the Certificate of Merger.

Certificate of Incorporation; Bylaws; Directors and Officers of the Surviving Corporation.

At the Effective Time, the certificate of incorporation of Iconix, as in effect immediately prior to the Effective Time, will be amended and restated in its entirety as the certificate of incorporation of Purchaser as in effect immediately prior to the Effective Time (other than the name of the Surviving Corporation which shall remain “Iconix Brand Group, Inc.”), and the bylaws of Iconix shall be amended at the Effective Time to read in their entirety as the bylaws of Purchaser in effect immediately prior to the Effective Time, in each case until amended in accordance with applicable law. The Merger Agreement provides that the directors of Purchaser immediately prior to the Effective Time will be the directors of the Surviving Corporation after the Effective Time and the officers of Purchaser immediately prior to the Effective Time will be the officers of the Surviving Corporation after the Effective Time.

Conditions to the Merger.

The obligations of Iconix, Parent and Purchaser to consummate the Merger are subject to the satisfaction or, to the extent permitted by applicable law, written waiver, on or prior to the Closing, of the following conditions: (i) Purchaser has irrevocably accepted for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer; and (ii) no law or order has been enacted, entered, enforced, promulgated or which is deemed applicable pursuant to an authoritative interpretation by or on behalf of a governmental authority of competent jurisdiction with respect to the Offer or the Merger which would make illegal, enjoin or prohibit the consummation of the Offer or the Merger.

Conversion of Shares.

At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive cash in an amount equal to the Merger Consideration, without interest, in each case, subject to any applicable withholding taxes, except for Shares (i)  owned by Iconix, Parent or Purchaser, or by any wholly owned subsidiary of Iconix or Parent, in each case immediately prior to the commencement of the Offer, which will be cancelled and extinguished without any conversion thereof or consideration paid thereto or (ii) held by any stockholder who is entitled to demand and has properly and validly demanded appraisal for such Shares in accordance with Section 262 of the DGCL (unless such stockholder fails to perfect, withdraws, waives or loses the right to appraisal). Each outstanding share of Purchaser owned by Parent immediately prior to the Effective Time will be converted at the Effective Time into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

Iconix Equity Awards.

At or immediately prior to the Effective Time, each restricted stock unit or restricted share of Iconix will automatically become fully vested (to the extent that vesting is based on the achievement of performance goals for a performance period that has not been completed as of immediately prior to the Acceptance Time, performance shall be deemed achieved at the target level of performance, or, if greater, the level of performance required by the award agreement evidencing the applicable restricted stock unit), and will be canceled and converted into the right to receive an amount in cash equal to the Merger Consideration. The Surviving Corporation will pay such amounts to the holder of such award at or reasonably promptly after the Effective Time, but no later than on the next payroll date for such holder.

Representations and Warranties.

Iconix, Parent and Purchaser each made a number of representations and warranties in the Merger Agreement regarding aspects of their respective businesses, financial condition, structure and other facts pertinent to the Merger. Iconix, Purchaser and Parent made representations and warranties as to:

•	corporate organization and good standing;

•	authorization of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, by the respective companies;

•	the lack of conflicts and required filings and consents;

•	absence of undisclosed material litigation;

•	absence of untrue statements of material fact or omissions of material fact in the offer documents, and Schedule 14D-9 to be filed with the SEC;

•	the use of brokers;

•	the absence of any other express or implied representations or warranties; and

•	non-reliance on any other representations and warranties.

In addition, Iconix made representations and warranties as to:

•	requisite Iconix stockholder approval;

•	capitalization;

•	permits and licenses required to conduct business and general compliance with applicable laws;

•	filings and reports with the SEC and financial statements;

•	internal controls over financial reporting and the maintenance of disclosure controls and procedures;

•	maintenance of books and records;

•	absence of undisclosed liabilities;

•	absence of certain changes or events;

•	employee matters and benefit plans;

•	labor and other employment matters;

•	material contracts and indebtedness;

•	litigation;

•	environmental matters;

•	intellectual property and privacy, data protection and data security;

•	tax matters;

•	insurance;

•	real property;

•	regulatory compliance;

•	related party transactions;

•	state anti-takeover statutes; and

•	the opinion of Iconix’s financial advisor.

Some of the representations and warranties in the Merger Agreement made by Iconix are qualified as to knowledge, “materiality,” “Material Adverse Effect” or similar qualifications as to materiality. For purposes of the Merger Agreement, “Material Adverse Effect” means any fact, development, occurrence, change or event that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the business, operations, results of operations, assets, liabilities, properties or condition (financial or otherwise) of Iconix and its subsidiaries, taken as a whole, provided that in no event shall any of the following, alone or in combination, be deemed to constitute a Material Adverse Effect, nor shall any fact, development, occurrence, change or event relating to any of the following be taken into account in determining whether a Material Adverse Effect has occurred: (i) general economic or financial market conditions in the geographical areas in which the Iconix business operates; (ii) conditions generally affecting the industry in which the Iconix business operates; (iii) changes in the capital markets, including changes in interest rates, (iv) changes in law or in accepted accounting principles required by GAAP; (v) the commencement or material worsening of a war or armed hostilities or other national or international calamity whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack; (vi) any earthquake, hurricane, tsunami, tornado, flood, mudslide or other natural disaster, global health conditions (including any epidemic, pandemic or disease outbreak and, in particular, the COVID-19 pandemic), weather condition, explosion or fire or other force majeure event or act of God; (vii) actions reasonably taken by Iconix to comply with any workforce reduction, quarantine, “shelter in place,” “stay at home,” curfew, social distancing, shut down, closure, sequester, safety or similar law, directive or guideline of any governmental authority in connection with or in response to the COVID-19 pandemic; (viii) any actions taken, or failures to take action, or such other changes or events, in each case, to which Parent or Purchaser has requested in writing, other than any obligation to act in the ordinary course of business; (ix) any failure, in and of itself, by the Iconix to meet projections, forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement (it being understood that the facts, changes or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect); (x) any labor strike, stoppage, slowdown, lockout, labor dispute, or the loss, absence, illness, disability, death, quarantine, diminished productivity or work schedule, termination, layoff or furlough of employees, independent contractors or personnel of Iconix or any of its subsidiaries; and (xi) the negotiation, execution, delivery, announcement, pendency or performance of the Merger Agreement or the Transactions, or any public disclosure relating to any of the foregoing; except, in the case of the foregoing clauses (i)-(vii), to the extent such change or event has a materially disproportionate impact on Iconix and its subsidiaries, taken as a whole, compared to other Persons in the industries in which Iconix operates.

In addition, Parent and Purchaser made representations and warranties as to:

•	the availability of funds to complete the Offer;

•	Parent’s ownership of Purchaser’s common stock;

•	no vote of Parent’s stockholders required;

•	the operations of Purchaser; and

•	no ownership of Shares of Iconix.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to knowledge, “materiality,” “Parent Material Adverse Effect” or similar qualifications as to materiality. For purposes of the Merger Agreement, “Parent Material Adverse Effect” means a prohibition on, material impairment of or material delay in Parent’s or Purchaser’s ability to perform its obligations under the Merger Agreement and the other transaction agreements to which it is a party, or consummate the Transactions, including the payment of the Offer Price and per Share merger consideration to the holders of Company Shares pursuant to this Agreement.

The representations and warranties contained in the Merger Agreement have been made by each party to the Merger Agreement solely for the benefit of the other parties, and those representations and warranties should not be relied on by any other person. In addition, those representations and warranties:

•	have been made only for purposes of the Merger Agreement;

•	with respect to Iconix, have been qualified by (i) matters specifically disclosed in any reports filed by Iconix with the SEC after January 1, 2018 and publicly available prior to the date of the Merger Agreement (subject to certain exceptions) and (ii) confidential disclosures made to Parent and Purchaser in the Disclosure Schedules delivered in connection with the execution of the Merger Agreement; such information modifies, qualifies and creates exceptions to the representations and warranties in the Merger Agreement;

•	will not survive consummation of the Merger;

•	have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters of fact;

•	were, in certain circumstances, made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement; and

•	are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, including qualifications as to “materiality” or a “Material Adverse Effect,” as described above.

Covenants—Conduct of Iconix.

The Merger Agreement provides that from the date of the signing of the Merger Agreement until the earlier of the Effective Time or termination of the Merger Agreement, except for certain matters set forth in Iconix’s Disclosure Schedules, as contemplated by the Merger Agreement, as required by applicable law or as undertaken with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), Iconix will, and will cause each of its subsidiaries to:

•	conduct its and their respective business in the ordinary course of business (except for actions reasonably taken by Iconix to comply with any workforce reduction, quarantine, “shelter in place,” “stay at home,” curfew, social distancing, shut down, closure, sequester, safety or similar law, directive or guideline of any governmental authority in connection with or in response to the COVID-19 pandemic); and

•	use reasonable best efforts to (i) maintain existing relationships with its customers, suppliers, licensors, licensees, distributors and others having material business relationships with it and (ii) preserve intact its material assets, properties and contracts.

Iconix has also agreed that, without limiting the generality of the foregoing and except for certain matters set forth in Iconix’s Disclosure Schedules, as contemplated by the Merger Agreement, as required by applicable law or as undertaken with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), Iconix will not, and will not permit any of its subsidiaries to:

•	amend its certificate of incorporation or bylaws or comparable organizational documents;

•	split, combine, subdivide, reclassify, exchange, recapitalize, subdivide, amend the terms of, redeem, purchase or otherwise acquire any shares of its capital stock;

•	declare, set aside or pay any dividend (whether in cash, shares or property or any combination thereof) in respect of any shares of its capital stock;

•	form any subsidiary or acquire any equity interest in any other person, other than short-term investments;

•	issue, sell, or grant any additional shares of, or securities convertible or exchangeable for, or options, warrants or rights to acquire, any shares of its capital stock, other than Shares issuable pursuant to settlement or vesting of restricted stock unit awards, options, warrants, securities or other rights exercisable for or convertible into Shares;

•	sell, pledge, dispose of, transfer, lease, abandon, discontinue, allow to lapse, fail to maintain, license or encumber any material assets or properties of Iconix, other than (i) sales of inventory in the ordinary course of business, (ii) to the extent necessary to effect a permitted disposition under the Securitization Credit Facility and (iii) as security for any borrowings permitted;

•	incur or assume any debt for borrowed monies except for (i) short-term borrowings incurred in the ordinary course of business, (ii) borrowings pursuant to existing credit facilities, (iii) purchase-money financings and capital leases entered into in the ordinary course of business and (iv) borrowings or guarantees pursuant to any Securitization Document;

•	sell, license, transfer, assign, abandon, permit to lapse or otherwise dispose of any intellectual property that is material to Iconix’s business, except for licensing Iconix’s intellectual property in the ordinary course of business;

•	except as may be required by applicable law or required by the terms of any Iconix employee plan as in effect on the date of the Merger Agreement, increase the compensation or benefits payable to any participant, other than normal increases to base salary or wages (and corresponding increases in annual bonus opportunities that are a percentage of an employee’s base salary or wages) payable to employees below the vice president level in the ordinary course consistent with past practice;

•	except to the extent required by applicable law or required by the terms of any Iconix employee plan as in effect on the date of the Merger Agreement, (i) grant any loan to or pay any bonus to any participant in any employee plan, (ii) grant any severance, change of control, retention, termination or similar compensation or benefits to any participant in any employee plan, (iii) enter into any collective bargaining agreement or other labor union contract, (iv) pay to any participant in any employee plan any benefit or amount under an Iconix employee plan that is not required under any such plan as in effect on the date of this Agreement, (v) take any action to accelerate the vesting of, or payment of, any compensation or benefit under any Iconix employee plan, (vi) take any action to fund or in any other way secure the payment of compensation or benefits under any Iconix employee plan or (vii) terminate the employment of any employee at or above executive vice president level other than for “cause,” or hire any individual to such a position, other than to fill vacancies arising in the ordinary course;

•	adopt, establish, terminate or amend any material Iconix employee plan, other than amendments required to maintain the tax-qualified status of any employee plan;

•	other than in the ordinary course of business: (i) amend, modify, cancel, renew, fail to exercise an expiring renewal option for no additional consideration or terminate (other than termination upon the expiration of the term thereof in accordance with the terms thereof) any material contracts or material licenses of Iconix, or waive, release or assign any rights, claims or benefits under any such contracts or licenses, or (ii) enter into any contract that would constitute a material contract or material license of Iconix it had been entered into prior to the date of the Merger Agreement;

•	change any of its methods of accounting or accounting practices in any material respect other than as required or permitted by GAAP;

•	(i) make, change or revoke any tax election, (ii) change any material method of accounting for tax purposes or change any annual tax accounting period, (iii) enter into any closing agreement or tax sharing, tax indemnity or tax allocation agreement, settle any, audit, proceeding or other action in respect of material taxes or enter into any contractual obligation in respect of material taxes with any governmental authority, (iv) extend or waive the application of any statute of limitations regarding the assessment or collection of any tax (except with respect to routine extensions in the ordinary course of business), (v) apply for or pursue any tax ruling, or (vi) file any amended material tax return or surrender any right to claim a material tax refund;

•	make any capital expenditure that, when added together with all other such capital expenditures made by the Iconix since the date of the Merger Agreement, exceeds $125,000 in the aggregate;

•	make or offer to make any acquisition of (by merger, consolidation or acquisition of stock or assets) any person or a business or division of any person;

•	make any loans to, advances or capital contributions to any other person other than (i) loans, advances or capital contributions solely involving one or more of Iconix and its wholly owned subsidiaries, or (ii) advances for travel and other out-of-pocket expenses to officers, directors or employees of Iconix in the ordinary course of business, consistent with past practice;

•	enter into any new material line of business;

•	(i) settle or compromise any action or litigation pending or threatened against Iconix, other than monetary settlements which, when added together with all other monetary settlements made by Iconix since the date of this Agreement, do not exceed $250,000 in the aggregate or (ii) waive or release any material right with respect to any action or litigation pending or threatened against Iconix other than litigation between or among the parties to the Merger Agreement;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or convert or otherwise change its form of legal entity;

•	cancel, waive, release or compromise any material debt owed to Iconix, or material claim or material right of Iconix;

•	other than pursuant to the Transactions, enter into any transaction with (i) any stockholder of Iconix that, by itself or together with its affiliates or those acting in concert with it, beneficially owns, or has the right to acquire beneficial ownership of, at least 5% of the outstanding Shares or (ii) any director, officer or employee of Iconix or any of its subsidiaries (other than as otherwise expressly permitted or contemplated by the Merger Agreement or pursuant to an Iconix employee plan); or

•	enter into a binding agreement to take any of the actions.

Non-Solicitation.

From and after the date of the Merger Agreement, Iconix shall, and shall cause its subsidiaries and its and their respective representatives participating in existing solicitation of, or negotiations or discussions with, any third person relating to any Acquisition Proposal to immediately cease and cause to be terminated any such solicitation, negotiations and discussions with such third person relating to any Acquisition Proposal (including terminating all access granted to any such third person and its affiliates and its representatives to the online data room prior to the date of the Merger Agreement) and, within two business days following the date of the Merger Agreement, request that any such third person (and all affiliates or representatives of such person) contemplated in this clause return to Iconix or promptly destroy (subject to any exceptions in any applicable confidentiality agreement) any such confidential information concerning Iconix and its subsidiaries that was previously furnished or made available to such third person or any of its affiliates or representatives by or on behalf of Iconix.

 Except as permitted by the Merger Agreement, the Company shall not, and shall cause its subsidiaries and its and their respective officers and directors not to, and shall use commercially reasonable efforts to cause its and their other Representatives not to, directly or indirectly:

•	solicit, initiate or facilitate the making of any Acquisition Proposal or any inquiry or proposal that would be reasonably expected to lead to any Acquisition Proposal;

•	furnish or disclose any information regarding Iconix to any third party in connection with, or in a manner that would be reasonably expected to lead to, or for the purpose of initiating, soliciting or facilitating, in each case, an Acquisition Proposal or any inquiries, proposals or offers that would be reasonably expected to lead to an Acquisition Proposal;

•	enter into, participate or engage in or continue to participate or engage in any discussions or negotiations with any third party with respect to any Acquisition Proposal or any inquiry or proposal that would be reasonably expected to lead to an Acquisition Proposal;

•	approve, adopt, endorse, recommend or execute or enter into, or commit to enter into, any agreement that would reasonably be expected to lead to an Acquisition Proposal (except to the extent expressly permitted by the Merger Agreement);

•	take any action to make the provisions of any takeover laws or any anti-takeover provision in Iconix’s organizational documents inapplicable to any transactions contemplated by an Acquisition Proposal; or

•	resolve to do or publicly announce any of the foregoing.

Prior to the Acceptance Time, Iconix will not terminate, amend, modify or waive any rights under, or release any person (other than Parent and Purchaser) from, any “standstill” or other similar agreement between Iconix, on the one hand, and such person, on the other, unless the Iconix Board and/or any authorized committee thereof determines in good faith (after consultation with outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties.

If, at any time on or after the date of the Merger Agreement and prior to the consummation of the Offer, or, if earlier, the termination of the Merger Agreement, Iconix receives a written, bona fide Acquisition Proposal that was not solicited in breach of the Merger Agreement and the Iconix Board determines in good faith (after consultation with its financial advisors and outside legal counsel) that such Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal (as defined below) as compared to the terms of the Merger Agreement, and that its failure to take the actions set forth below would be inconsistent with its fiduciary duties under applicable law, then the Iconix Board may, directly or indirectly through its representatives: (1) participate, engage in or facilitate discussions or negotiations with such person; and (2) furnish to such person any non-public information relating to Iconix, provided, that within 24 hours of furnishing any non-public information to such person, Iconix furnishes such non-public information to Parent to the extent such information has not been previously furnished by Iconix to Parent, provided, that in the case that any action described above is taken, Iconix gives Parent prompt written notice (and no later than within 24 hours) of the identity of such person, the material terms (including any financing arrangements to the extent provided to Iconix or its representatives) of such Acquisition Proposal and Iconix’s intention whether to participate or engage in discussions or negotiations with, or furnish non-public information to, such person, and if such Acquisition Proposal is in written form, Iconix shall give Parent a copy thereof.

From and after the date of the Merger Agreement, until the Acceptance Time, or, if earlier, the termination of the Merger Agreement, Iconix shall (i) promptly (and in any event within 24 hours after receipt thereof) notify Parent if Iconix receives (A) any Acquisition Proposal or (B) any request for information or request to engage in negotiations or discussions that would reasonably be expected to lead to an Acquisition Proposal, (ii) provide to Parent a copy of all written materials in connection with such Acquisition Proposal, inquiry or request, (iii) provide to Parent the terms and conditions of such Acquisition Proposal, request or inquiry (including any financing arrangements to the extent provided to Iconix or its representatives), and (iv) provide to Parent the identity of the person or group making any such Acquisition Proposal, request or inquiry. Iconix shall thereafter keep Parent reasonably informed of the status of any such Acquisition Proposal, request or inquiry.

“Acquisition Proposal” means any offer or proposal (other than an offer or proposal by Parent or Purchaser) relating to an Acquisition Transaction.

“Acquisition Transaction” means any transaction or series of related transactions (other than the Transactions) involving, directly or indirectly, (a) any merger, consolidation, amalgamation, share exchange, business combination, joint venture, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction (including any single or multi-step transaction or series of related transactions) (i) in which a third party acquires beneficial or record ownership of securities (or instruments convertible into or exercisable or exchangeable for, such securities) representing more than 20% of the outstanding voting power of Iconix or, if Iconix is not a surviving entity in such transaction, of the surviving entity in such transaction involving Iconix or (ii) in which Iconix issues securities (or instruments convertible into or exercisable or exchangeable for, such securities) representing 20% or more of the outstanding voting power of Iconix or, if Iconix is not a surviving entity in such transaction, the surviving entity in such transaction involving Iconix; (b) any sale, lease, exchange, transfer, exclusive license, exclusive sublicense, acquisition or disposition of the assets of any business or businesses that constitute or account for more than 20% of the consolidated net revenues or consolidated net income (measured based on the 12 full calendar months prior to the date of determination) or consolidated assets (measured based on fair market value as of the last day of the most recently completed calendar month) of Iconix and its subsidiaries; or (c) any combination of the foregoing.

“Superior Proposal” means any bona fide, written Acquisition Proposal (replacing the reference to “Acquisition Transaction” in the definition of “Acquisition Proposal” with a reference to “Specified Acquisition Transaction”) made after the date hereof that did not result from a breach of the non-solicitation provisions of the Merger Agreement on terms that the Iconix Board determines in good faith, based on the information then available, after consultation with the Iconix’s outside financial advisor and outside legal counsel, and after taking into account the financial, legal, regulatory and other aspects of such Acquisition Proposal, the identity and financial capability of the third party making such Acquisition Proposal and all of the terms and conditions of such Acquisition Proposal (including any termination or break-up fees, expense reimbursement provisions and any conditions (including with respect to the terms and conditionality of any financing, potential time delays or other risks to consummation), as well as any counter-offer or proposal made by Parent in response to such offer or otherwise) that the proposed Acquisition Transaction (a) would be reasonably likely to be consummated on a timely basis if accepted on the terms thereof (including reasonably likely to receive all required approvals of any Governmental Antitrust Authority), and (b) that, if consummated, would be more favorable to the holders of Shares from a financial point of view than the Transactions (or any counter-offer or proposal made by Parent in response to such offer or otherwise).

“Specified Acquisition Transaction” means any Acquisition Transaction, replacing all references to “20%” in the definition of “Acquisition Transaction” with references to “80%.”

Board of Directors’ Recommendation and Actions.

The Merger Agreement provides that Iconix will file a tender offer solicitation/recommendation statement on Schedule 14D-9 that includes a statement that the Iconix Board has unanimously: (i) determined that the terms of the Offer, the Merger and the other Transactions are fair to, and in the best interests of, Iconix and its stockholders, (ii) determined that it is in the best interests of Iconix and its stockholders, and declared it advisable, to enter into the Merger Agreement, (iii) approved the execution and delivery of the Merger Agreement by Iconix, the performance by Iconix of its covenants and agreements contained therein and the consummation of the Offer, the Merger and the other Transactions and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the “Board Recommendation”).

Except as expressly permitted by the terms of the Merger Agreement, Iconix has agreed in the Merger Agreement that neither the Iconix Board nor any committee of the Iconix Board will take any of the following actions:

•	withhold, withdraw, amend, modify or qualify in a manner adverse to Parent or Purchaser, or publicly propose to withhold, withdraw, amend, modify or qualify in a manner adverse to Parent or Purchaser, the Board Recommendation;

•	fail to include the Board Recommendation in the Schedule 14D-9 when disseminated to Iconix’s stockholders;

•	adopt, authorize, approve or recommend, or resolve to or publicly propose or announce its intention to approve or recommend to Iconix Stockholders, any Acquisition Proposal;

•	if Iconix has received an Acquisition Proposal that remains outstanding (and is not a tender offer or exchange offer addressed), and such Acquisition Proposal has not been rejected by Iconix, fail to reaffirm Iconix Board Recommendation within two business days after receipt of a written request from Parent to do so; or

•	if a tender offer or exchange offer for Shares other than the Offer is commenced, fail to publicly recommend against acceptance of such tender offer or exchange offer by the stockholders of Iconix (within 10 business days after commencement thereof) or fail to reaffirm the Board Recommendation within 10 business days after the commencement of such tender offer; provided, that taking no position or a neutral position with respect to the acceptance of such tender offer or exchange offer by the stockholders of Iconix will constitute a failure to recommend against acceptance of such tender offer or exchange offer (any of the above actions being referred to as a “Board Recommendation Change”).

The Merger Agreement also provides that, with respect to a Superior Proposal, at any time before the Acceptance Time, if the Iconix Board determines in good faith (after consultation with Iconix’s outside legal counsel) in response to the receipt of a Superior Proposal that has not been withdrawn, and such Superior Proposal did not result from a breach by Iconix or any of its representatives of the provisions of the Merger Agreement pertaining to the treatment of such Superior Proposal, that its failure to make a Board Recommendation Change would be inconsistent with its fiduciary duties, it may effect a Board Recommendation Change or terminate the Merger Agreement to enter into an Alternative Acquisition Agreement. Iconix may not make such a Board Recommendation Change or terminate the Merger Agreement to enter into an Alternative Acquisition Agreement unless and until:

•	Iconix shall have notified Parent in writing at least five business days prior to effecting such Board Recommendation Change or termination of the Merger Agreement which notice shall expressly state (i) that Iconix has received a Superior Proposal, (ii) the material terms and conditions of such Superior Proposal (including the consideration offered therein, and any financing arrangements to the extent provided to Iconix and/or its representatives), (iii) the identity of the person or group making such Superior Proposal and (iv) that Iconix intends to terminate the Merger Agreement or effect a Board Recommendation Change (a “Superior Proposal Notice”);

•	Iconix shall have provided Parent a copy of the form of any related agreements provided by such person or group in connection with such Superior Proposal;

•	Iconix shall have made its representatives available to discuss with Parent’s representatives (if requested by Parent) any proposed modifications to the terms and conditions of the Merger Agreement during such five business day period; and

•	If Parent shall have delivered to Iconix during such five business day period a written and binding offer to modify the terms of the Merger Agreement (which is set forth in a definitive written amendment to the Merger Agreement executed by Parent and Purchaser and delivered to Iconix), the Iconix Board and/or any authorized committee thereof shall have determined in good faith (after consultation with its outside legal counsel and financial advisors), after considering the terms of such offer by Parent, that the failure to make a Board Recommendation Change or to terminate the Merger Agreement in light of such Superior Proposal giving rise to such Superior Proposal Notice would still be inconsistent with its fiduciary duties.

If there is any amendment to the financial terms or other material amendment to such Superior Proposal, Iconix will be required again to comply with the requirements above; provided, however, that the five business day periods will become three business day periods.

The Merger Agreement also provides that, with respect to any Change in Circumstances, at any time before the Acceptance Time, if the Iconix Board determines in good faith (after consultation with Iconix’s outside legal counsel) that, in light of such Change in Circumstances, its failure to make a Board Recommendation Change would be inconsistent with its fiduciary duties, it may effect a Board Recommendation Change unrelated to an Acquisition Proposal. Iconix may not make such a Board Recommendation Change unless and until:

•	Iconix shall have notified Parent in writing at least five business days prior to effecting such Board Recommendation Change which notice shall expressly state that a Change in Circumstance has occurred and is continuing, and include a summary and reasonable description of the Change in Circumstances;

•	Iconix shall have made its representatives available to discuss with Parent’s representatives (if requested by Parent) any proposed modifications to the terms and conditions of the Merger Agreement during such five business day period; and

•	If Parent shall have delivered to Iconix during such five business day period a written and binding offer to modify the terms of the Merger Agreement (which is set forth in a definitive written amendment to the Merger Agreement executed by Parent and Purchaser and delivered to Iconix), the Iconix Board and/or any authorized committee thereof shall have determined in good faith (after consultation with its outside legal counsel and financial advisors), after considering the terms of such offer by Parent, that the failure to make a Board Recommendation Change or to terminate the Merger Agreement in light of such Change in Circumstances would still be inconsistent with its fiduciary duties.

“Change in Circumstances” means any event, change, development, circumstance, fact or effect (other than to the extent relating to an Acquisition Proposal or Superior Proposal, or Parent or its affiliates) that is material to Iconix and not known or reasonably foreseeable to or by the Iconix Board as of the date of the Merger Agreement, which event, change, development, circumstance, fact or effect becomes known to or by the Iconix Board prior to the Acceptance Time; provided, that in no event shall any of the following constitute a Change in Circumstance: (i) any event, change, development, circumstance, fact or effect that results from a breach of the Merger Agreement by Iconix, (ii) changes in the market price or trading volume of the Shares in and of themselves, or (iii) the fact, in and of itself, that Iconix meets, exceeds or fails to meet internal or published projections, forecasts or revenue or earnings predictions for any period.

Post-Closing Employee Benefits.

The Merger Agreement provides that, with respect to any employee benefit plan maintained by Parent, the Surviving Corporation or any of their subsidiaries (each, a “Parent Plan”), for all purposes, including determining eligibility to participate, vesting and benefit accruals (other than benefit accruals under a defined benefit pension plan or any post-retirement welfare plan), the service of each employee of Iconix or Iconix’s subsidiaries immediately before the Effective Time (“Iconix Employees”) prior to the Effective Time will be treated as service with Parent, the Surviving Corporation or their subsidiaries. No service crediting will be required to the extent it results in duplication of benefits for the same period of service.

The Merger Agreement provides that, with respect to each Parent Plan that provides medical, dental, vision, prescription drug, life insurance or disability benefits, Parent will, or will cause the Surviving Corporation or any of its subsidiaries to use reasonable efforts to, (i) waive any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods that apply to any Iconix Employee (and his or her eligible dependents) to the extent that such requirement was satisfied by, or did not apply to, such Iconix Employee under the corresponding employee benefit plan of Iconix as of immediately prior to the commencement of participation in the applicable Parent Plan and (ii) honor all expenses paid or incurred by each Iconix Employee (and his or her eligible dependents) under the corresponding employee benefit plan of Iconix during the portion of the plan year in which such Iconix Employee (or his or her eligible dependent) becomes eligible for coverage under such Parent Plan for purposes of satisfying applicable deductible, co-insurance and maximum out-of-pocket expenses for the plan year in which participation in such Parent Plan commences.

Rule 14d-10 Matters.

The Merger Agreement provides that, prior to the consummation of the Offer, to the extent required, the compensation committee of the Iconix Board (the “Compensation Committee”) will take such steps to cause each employment compensation, severance or other employee benefit arrangement (whether in existence prior to or after the date of the Merger Agreement) pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of Iconix to be approved by the Compensation Committee in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Director and Officer Liability.

From and after the Effective Time, Parent shall cause the Surviving Corporation to honor and fulfill in all respects all rights to indemnification and exculpation from liabilities (including expense advancement or reimbursement obligations) and rights to advancement of expenses relating thereto existing, as of the date of the Merger Agreement, in favor of each present (as of immediately prior to the Effective Time) and former officer and director of Iconix and its subsidiaries, and each individual who is then serving or has served at the request of Iconix as a director or officer of another entity determined as of the Effective Time (collectively, the “Indemnified Persons”) as provided in any organizational documents of Iconix or its subsidiaries or in any indemnification agreement, employment agreement or other agreement containing indemnification provisions (including expense advancement or reimbursement) between such Indemnified Persons and Iconix or its subsidiaries. Such agreements and provisions related to indemnification, exculpation or expense advancement or reimbursement may not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any Indemnified Person.

For a period of six years after the Effective Time, Parent shall, and Parent shall cause the Surviving Corporation to, to the fullest extent permitted under the DGCL and any other applicable law, indemnify and hold harmless each Indemnified Person against all losses, claims, damages, liabilities, costs and expenses (including reasonable attorneys’ fees), judgments, fines and settlement amounts paid in connection with any legal action, arising out of or pertaining to (i) the fact that the Indemnified Individual is or was an officer, director, manager, agent, employee, fiduciary or agent of Iconix and its subsidiaries, or (ii) matters existing or occurring at or prior to the Effective Time (including the Merger Agreement and the other transactions and actions contemplated thereby), whether asserted or claimed prior to, at or after the Effective Time.

Prior to the Effective Time, Iconix may, and may cause its subsidiaries to purchase a “tail” or “run-off” insurance policy which will remain in effect for a period of six years after the Effective Time, with reputable and financially sound carriers offering coverage and in amounts not less favorable than the current policies of directors’ and officers’ liability insurance maintained by Iconix and its subsidiaries and containing terms materially similar to the current policies of directors’ and officers’ liability insurance maintained by Iconix and its subsidiaries with respect to claims arising from or related to facts or events that occurred at or before the Effective Time; and provided, that the premium payable for such “tail” insurance policy shall not exceed 300% of the amount per annum Iconix paid in its last full fiscal year (and if the cost for such “tail” insurance policy exceeds such threshold, then Iconix shall obtain a policy with the greatest coverage available for a cost not exceeding such threshold from an insurance carrier with the same or better credit rating as Iconix’s current directors’ and officers’ liability insurance carrier).

In the event that Parent or the Surviving Corporation (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys its properties and assets to any person, then, and, in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as applicable, shall assume the obligations concerning indemnification set forth in the provisions of the Merger Agreement described in this section.

Transaction Litigation.

The Merger Agreement provides that, prior to the earlier of the Effective Time or termination of the Merger Agreement, Iconix will (i) promptly notify Parent in writing of any stockholder litigation that is brought or threatened, against Iconix and/or the members of the Iconix Board or officers of Iconix, relating to the Merger Agreement, the Merger and any of the Transactions (“Transaction Litigation”), and (ii) keep Parent reasonably informed regarding, and consult with Parent with respect to, any such Transaction Litigation which includes (to the extent permissible while still preserving any applicable attorney-client privilege) providing Parent with a reasonable opportunity to review, and have Iconix consider in good faith all reasonable comments to, any written document to be given to any third party or governmental authority in connection therewith. Iconix will not be permitted to compromise, settle, come to an arrangement regarding or make any disclosure requested in connection with, or agree to compromise, settle or come to an arrangement regarding any such stockholder litigation or consent to the same unless Parent shall have consented in writing (which consent shall not be unreasonably withheld, conditioned or delayed).

Convertible Note Purchase

As described below under Section 11—“The Merger Agreement; Other Agreements”—“Note Purchase Agreement”, Parent has acquired the Purchased Convertible Notes from Allianz. Pursuant to the terms of the Indenture, the number of Shares convertible from each Convertible Note equal the sum of (i) the number of Shares issued on account of the converting principal amount of such Convertible Note at a fixed conversion price of $19.16 per share and (ii) the number of shares issued on account of the make-whole premium (i.e., the aggregate amount of scheduled coupon payments through maturity on an undiscounted basis) of such Convertible Note, calculated based on the 10-day volume weighted average price of Iconix’s share price prior to conversion. Applying this formula, as of June 29, 2021, the Convertible Notes held by Parent (the “Purchased Convertible Notes”) were able to be converted into 5,459,226 Shares or 27.4% of the issued and outstanding Shares (on an as-converted basis). If as of 5:00 P.M., Eastern time on the Expiration Date, the Minimum Condition has not been met, but would be met if all or part of the Purchased Convertible Notes were converted into Shares pursuant to in accordance with their terms, then Parent has agreed to convert such portion of the Purchased Convertible Notes into Shares that would be necessary to meet the Minimum Condition. In the event that Parent is required to convert its Purchased Convertible Notes into Shares, then Purchaser shall be permitted to extend the Offer up to one additional Business Day solely in order to permit the Company Shares to be issued to Parent prior to the Expiration Time.

Following the Closing, to the extent that any of the Purchased Convertible Notes remain outstanding and not converted, then Parent will contribute such remaining Purchased Convertible Notes to the Surviving Corporation for no consideration.

Financing Cooperation.

Iconix has agreed it will use its reasonable best efforts, at Parent’s sole cost and expense, to provide, and will cause its subsidiaries to provide, to Parent, such cooperation that is reasonably requested by Parent in connection with the arrangement of the Debt Financing, including using reasonable best efforts to:

•	assist with the preparation of syndication documents and materials, including bank information memoranda and private placement memoranda, prospectuses, offering memoranda, lender and investor presentations, rating agency materials and presentations, and other customary marketing materials in connection with the Debt Financing (all such documents and materials, collectively, the “Syndication Documents”);

•	preparing and furnishing to Purchaser and Silver Point as promptly as reasonably practicable with the GAAP Financial Statements and the Interim Financial Statements;

•	assisting in the preparation of schedules to collateral agreements;

•	subject to any contractual agreement in effect, facilitating the pledging of collateral for the Debt Financing, including, upon reasonable advance written notice at mutually agreeable times and, if applicable, locations, taking actions necessary to permit Silver Point to evaluate Iconix’s real property and personal property that would constitute collateral under the Debt Financing Documents, solely for the purpose of establishing pledges over such assets to secure the obligations under the Debt Financing Documents, in each case which shall not be required to be delivered or effective until at or promptly following the Effective Time;

•	subject to any contractual agreement in effect, obtaining customary payoff letters, lien releases, and instruments of termination or discharge, as applicable, in each case which shall provide that, if sufficient funds are received by the financing sources thereof in order to pay off in full all obligations (other than contingent indemnification and expense reimbursement obligations for which no claim has been made) in connection therewith or secured thereby, such release, termination and/or discharge shall be effective;

•	furnishing Purchaser and Silver Point as promptly as reasonably practical (and at least two business days prior to the Acceptance Time) with all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules; and

•	providing information necessary to prepare (and execute, on or subject to the occurrence of the Closing Date and to the extent applicable) reasonable and customary officers’ certificates, secretary certificates, perfection certificates, and other documentation required by Silver Point and the definitive documentation related to the Debt Financing, and executing and delivering a solvency certificate in the form attached to each Debt Commitment Letter, in each case contingent upon, and the effectiveness thereof to be after, the occurrence of the Closing.

Neither Iconix nor any of its subsidiaries will be required to (i) enter into or approve (or commit to enter into or approve) any certificate, document, agreement, instrument or Financing Document, in each case which will be effective prior to the Effective Time, (ii) take any action to the extent it would interfere unreasonably with the business or operations of Iconix, (iii) pay or commit to pay any commitment or other fee or incur any other liability (including any guarantee, indemnity or pledge) in connection with the Debt Financing or the Syndication Documents prior to the Effective Time, (iv) require a representative of Iconix to take any action to the extent such Representative will incur any personal liability (as opposed to liability in his or her capacity as an officer of such Person) by taking such actions in connection with the Debt Financing, (v) enter into any binding commitment by Iconix which commitment is not conditioned on the Effective Time and does not terminate without liability to Iconix upon the termination of this Agreement and (vi) provide any information or take any action, the disclosure or taking of which would violate applicable law, any fiduciary duty, any contract or obligation of confidentiality owing to a third party, or jeopardize the protection of the attorney-client privilege held by Iconix.

Parent will reimburse Iconix for all reasonable and documented out-of-pocket costs and expenses incurred in connection with cooperation of the Debt Financing. Parent will further indemnify Iconix, its affiliates and their respective representatives for any losses incurred in connection with any assistance provided and any Debt Financing undertaken (other than losses, damages or claims resulting from willful and material breach of the Merger Agreement by Iconix or from fraud on the party of Iconix) (collectively, the “Financing Cooperation Reimbursement and Indemnity Obligations”).

Parent Financing Covenant.

The Financing, or any alternative financing, is not a condition to the Offer or the Merger. The Merger Agreement provides that Purchaser will use reasonable best efforts to take all actions and to do all things necessary, proper or advisable to obtain and consummate the Financing not later than the date of Closing, including using reasonable best efforts to (i) maintain in effect the Commitment Letters, (ii) negotiate and execute definitive agreements with respect to the Debt Financing, (iii) satisfy and comply with on a timely basis all terms, conditions and covenants to the funding or investing of the Financing applicable to Parent or Purchaser and its affiliates and representatives within its control and (iv) consummate the Financing if certain conditions have been satisfied or waived.

In the event that, notwithstanding the use of reasonable best efforts by Parent, any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letters, Purchaser will promptly notify Iconix thereof and Purchaser shall use its reasonable best efforts to obtain alternative financing in an amount sufficient to consummate the Transactions; provided that, Purchaser shall have no obligation (except in the case of the automatic expiration and termination of the Debt Commitment Letter, any commitment letter with respect to any alternative financing and any definitive documentation related to any of the foregoing because the Outside Date (as defined below) is extended to a date later than October 15, 2021) to accept any terms and conditions materially less favorable, taken as a whole, to Purchaser than any terms and conditions contained in the Debt Commitment Letter immediately prior to giving effect to the terms of such alternative financing.

Purchaser shall not consent to any amendment, restatement, replacement, supplement, termination, assignment or modification or waiver of any provision or remedy under, (i) the Equity Commitment Letter or (ii) the Debt Commitment Letters, without the prior written consent of Iconix, if such amendment, restatement, supplement, termination, assignment, modification or waiver would (A) reduce the reduce the aggregate principal amount of the Equity Financing or the Debt Financing, (B) impose new or additional conditions or contingencies to the receipt of the equity Financing or the Debt Financing in a manner that would reasonably be expected to materially delay or prevent the closing or make the funding of the Debt Financing or Equity Financing in the amounts contemplated thereunder materially less likely to occur, (C) reasonably be expected to (w) prevent or materially delay the Merger or the other Transaction, (x) making the funding of the Equity Financing or Debt Financing less likely to occur at the Effective Time, (y) materially and adversely impact the ability of Purchaser to enforce its rights against the other parties to the documentation related to the Debt Financing or the definitive agreements with respect thereto or (z) materially and adversely impact the ability of Purchaser to consummate the Transactions.

Purchaser has agreed to keep Iconix reasonably informed on a current basis of the status of Purchaser’s efforts to obtain the Financing and to satisfy the conditions thereof, including advising and updating Iconix, in a reasonable level of detail, with respect to status, proposed Closing Date and material terms of the material definitive documentation for the Debt Financing. Purchaser will promptly provide to Iconix copies of all documents related to the Financing including any amendment, restatement, replacement, supplement, termination, assignment, modification or waiver thereto. Purchaser will give Iconix prompt written notice of any breach, default, repudiation, cancellation, amendment, restatement, replacement, supplement, termination, assignment, modification or waiver (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to the same) by any party to any Financing Document of which Purchaser becomes aware or any termination of any Financing Document.

Efforts to Close the Transaction.

Under the Merger Agreement, Iconix and Parent will cooperate with each other and use their respective reasonable best efforts to take (or cause to be taken) all actions and do (or cause to be done) all things necessary, proper or advisable under applicable law to consummate the Merger and the other Transactions in the most expeditious manner practicable, including (i) taking, or causing to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate and make effective the Transactions as promptly as practicable, including using reasonable best efforts to obtain any requisite approvals, consents, authorizations, orders, exemptions or waivers by any third party in connection with the Transactions and to fulfill the conditions to the Offer and the Merger, and (ii) not taking any action that would be reasonably likely to materially delay or prevent consummation of the Transactions. We have determined that no filing pursuant to the HSR Act is required in connection with the Transactions.

Other Covenants.

The Merger Agreement contains other customary covenants, including, but not limited to, covenants relating to public announcements, access to information and confidentiality.

Termination.

The Merger Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing:

•	by mutual written agreement of Iconix and Parent; or

•	by either Iconix or Parent, if:

•	the Acceptance Time shall not have occurred on or before 11:59 P.M. (New York City Time) on the October 15, 2021 (the “Outside Date”); provided, however, that the right to terminate shall not be available to either Parent or Iconix if the failure of such party to perform any covenant or agreement under this Agreement required to be performed by such party (including, in the case of Parent, Purchaser) at or prior to the Acceptance Time shall have been the primary cause of, or primarily resulted in, the failure of the Offer to be consummated on or before the Outside Date (the “Outside Date Termination”);

•	by either Iconix or Parent if any governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any applicable law permanently restraining, enjoining, prohibiting or making illegal the consummation of the Offer or the Merger, and, in either case, such applicable law shall have become final and nonappealable; provided, that the right to terminate shall not be available to any party if the issuance of any such law or order is attributable to the failure of such party or any of its affiliates to perform in any material respect any covenant or agreement in the Merger Agreement required to be performed by such party at or prior to the Closing; or

•	by Parent:

•	at any time prior to the Acceptance Time, if a Board Recommendation Change shall have occurred or Iconix willfully and materially breached its non-solicitation obligations under the Merger Agreement; or

•	at any time prior to the Acceptance Time, if all of the following shall have occurred: (i) Iconix shall have breached or failed to perform, as applicable, any of its representations, warranties, covenants or agreements contained in this Agreement, (ii) such breaches or failures to perform, individually or in the aggregate, would cause the Offer Conditions not to be satisfied and (iii) such breaches or failures to perform are incapable of being cured by Iconix or, if such breaches or failures to perform are capable of being cured by Iconix, Iconix shall not have cured such breaches or failures to perform within 30 days after receipt of written notice thereof from Parent; provided, however, that the right to terminate shall not be available to Parent if either Parent or Purchaser is in material breach of its covenants or agreements set forth in this Agreement (an “Iconix Breach Termination”); or

•	by Iconix:

•	at any time prior to the Acceptance Time, in order to enter into a definitive agreement concerning a Superior Proposal pursuant to the terms of the Merger Agreement; provided, that prior to or concurrent with such termination, Iconix pays the Iconix Termination Fee (a “Superior Proposal Termination”);

•	at any time prior to the Acceptance Time, if all of the following shall have occurred: (i) Parent or Purchaser shall have breached or failed to perform, as applicable, any of its representations, warranties, covenants or agreements contained in this Agreement, (ii) such breaches or failures to perform, individually or in the aggregate, shall have prevented, or would reasonably be expected to prevent the consummation of the Offer and (iii) such breaches or failures to perform are incapable of being cured by Parent or Purchaser or, if such breach or failure to perform is capable of being cured by Parent or Purchaser, Parent or Purchaser shall not have cured such breaches or failures to perform within 30 days after receipt of written notice thereof from Iconix; provided, however, that the right to terminate shall not be available to Iconix if it is in material breach of its covenants or agreements set forth in this Agreement (a “Parent Breach Termination”);

•	at any time prior to the Acceptance Time, if Purchaser fails to timely commence the Offer (the “Failure to Commence the Offer Termination”); or

•	if (i) all of the Offer Conditions have been satisfied or (to the extent permitted by applicable law) waived, (ii) Purchaser fails to consummate the Offer, (iii) Iconix has provided written notice to Parent of Iconix’s intention to terminate this Agreement if Purchaser fails to consummate the Offer at least three business days prior to such termination (the “Failure Notice Period”), (iv) the Acceptance Time shall not have occurred by the end of such Failure Notice Period, and (v) upon the written request by Purchaser during such Failure Notice Period (and on no more than one occasion), Iconix has confirmed that it stood ready, willing and able to consummate the Offer and the Merger (the “Failure to Consummate the Offer Termination”).

The party desiring to terminate the Merger Agreement (other than as described in clause (i) above) shall give written notice of such termination to the other party.

Effect of Termination.

If the Merger Agreement is terminated in accordance with the terms thereof, the Merger Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or Representative of such party) to the other party hereto or Silver Point; provided, that, subject to certain limitations, certain provisions of the Merger Agreement, the Nondisclosure Agreement and Limited Guarantee (solely to the extent provided therein) shall survive any termination of the Merger Agreement and neither Iconix nor Parent or Purchaser shall be relieved or released from any liabilities or damages arising out of fraud or any willful and material breach of the Merger Agreement prior to such termination.

Iconix Termination Fee and Expense Amount.

Iconix will pay (or cause to be paid) to Parent the Iconix Termination Fee and the Expense Amount if:

•	the Merger Agreement is terminated by Parent pursuant to a Board Recommendation Change Termination (in which case the Iconix Termination Fee will be payable in immediately available funds within two business days after such termination); or

•	the Merger Agreement is terminated by Iconix pursuant to a Superior Proposal Termination (in which case the Iconix Termination Fee will be payable in immediately available funds substantially concurrently with such termination).

Iconix will pay (or cause to be paid) to Parent the Expense Amount if:

•	the Merger Agreement is terminated by Parent or Iconix pursuant to an Outside Date Termination at a time when the sole Offer Condition that has failed to be satisfied is the Minimum Condition (in which case the Expense Amount will be payable in immediately available funds within two business days after such termination); or

•	the Merger Agreement is terminated by Parent pursuant to an Iconix Breach Termination (in which case the Expense Amount will be payable in immediately available funds within two business days after such termination).

Additionally, following payment of the Expense Amount as described above, Iconix will also pay (or cause to be paid) to Parent the Iconix Termination Fee if: (i) after the date of the Merger Agreement, a bona fide Acquisition Proposal shall have been publicly made to Iconix or shall have been publicly made directly to the stockholders of Iconix generally or shall have otherwise become publicly known, (ii) thereafter, the Merger Agreement is terminated (A) by Parent or Iconix pursuant to an Outside Date Termination at a time when the sole Offer Condition that has failed to be satisfied is the Minimum Condition or (B) by Parent pursuant to an Iconix Breach Termination, and (iii) within 12 months after such termination, Iconix enters into a definitive agreement with respect to an Acquisition Proposal (whether or not such Acquisition Transaction is subsequently consummated) or consummates an Acquisition Transaction (in which case the Iconix Termination Fee will be payable in immediately available funds substantially concurrently with the consummation of such Acquisition Proposal); provided that for purposes of the foregoing, all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%.”

The “Iconix Termination Fee” is an amount equal to $1,824,000. The “Expense Amount” is an amount equal to $10,000,000. In no event shall Iconix be required to pay the Iconix Termination Fee or Expense Amount on more than one occasion.

Subject to certain provisions of the Merger Agreement, upon any termination of the Merger Agreement under circumstances where the Iconix Termination Fee or Expense Amount is payable by Iconix, Parent’s receipt of the Company Termination Fee and/or Expense Amount, plus, if any, interests accrued on such overdue fees and expenses and the costs in connection with the collection and enforcement of such payment obligations (collectively, “Enforcement Expenses”) shall be Parent’s and Purchaser’s sole and exclusive remedy against the Iconix Related Parties for all losses and damages suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform under the Merger Agreement or otherwise, and upon payment of such amount, plus the Enforcement Expenses, if any, none of the Iconix Related Parties shall have any further liability or obligation relating to or arising out of the Merger Agreement or the Transactions. “Iconix Related Parties” means Iconix or any of the Iconix subsidiaries or any of their respective former, current or future direct or indirect equity holders, general or limited partners, controlling persons, stockholders, members, managers, directors, officers, employees, agents, affiliates or assignees or any former, current or future direct or indirect equity holder, general or limited partner, controlling person, stockholder, member, manager, director, officer, employee, agent, Affiliate or assignee of any of the foregoing.

Parent Termination Fee.

Parent shall pay (or cause to be paid to) Iconix a fee in the amount of $11,824,000 (the “Parent Termination Fee”) if the Merger Agreement is validly terminated pursuant to a Failure to Commence the Offer Termination or a Failure to Consummate the Offer Termination, or by Iconix or Parent pursuant to an Outside Date Termination if at such time Iconix could have terminated pursuant to a Failure to Consummate the Offer Termination. In no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

Subject to certain provisions of the Merger Agreement, upon any termination of the Merger Agreement under circumstances where the Parent Termination Fee is payable, Iconix’s receipt of the Parent Termination Fee, plus, if any, the Financing Cooperation Reimbursement and Indemnity Obligations and the Enforcement Expenses shall be Iconix and its subsidiaries’ sole and exclusive remedy against the Parent Related Parties for all losses and damages suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder, or otherwise relating to or arising out of the Merger Agreement or the Transactions, and upon payment of such amount, plus the Financing Cooperation Reimbursement and Indemnification Obligations and the Enforcement Expenses, if any, none of the Parent Related Parties shall have any further monetary liability or obligation relating to or arising out of the Merger Agreement or the Transactions. “Parent Related Parties” means Parent, Purchaser, Lancer, Silver Point or any of their respective former, current or future direct or indirect equity holders, general or limited partners, controlling Persons, stockholders, members, managers, directors, officers, employees, agents, affiliates or assignees or any former, current or future direct or indirect equity holder, general or limited partner, controlling person, stockholder, member, manager, director, officer, employee, agent, affiliate or assignee of any of the foregoing.

Expenses.

Except as otherwise provided in the Merger Agreement, all costs and expenses incurred by the parties to the Merger Agreement will be paid by the party incurring such cost or expense, provided that Parent will be responsible for costs and expenses related to Iconix’s cooperation with Parent’s financing and filings to obtain regulatory approvals and certain taxes and fees imposed with the transfer of Shares pursuant to the Offer or the Merger.

Specific Performance; Remedies.

The Merger Agreement provides that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur and that the parties to the Merger Agreement would not have any adequate remedy at law in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. Under the terms of the Merger Agreement, the parties agreed that the parties will be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches or threatened or anticipated breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, without proof of damages or otherwise.

The Merger Agreement further provides that, notwithstanding the foregoing, Iconix’s right to seek an injunction, specific performance or other equitable relief to cause Purchaser to enforce the terms of the Equity Commitment Letter and Parent’s or Purchaser’s obligations to consummate the Offer and the Merger are subject to the following requirements:

•	with respect to the Offer and payment of the Offer Price and the Equity Financing related thereto, all Offer Conditions were satisfied (other than those conditions that by their terms are to be satisfied at the Expiration Time, but subject to such conditions being able to be satisfied) or waived at the Expiration Time or with respect to the Merger, the payment of the Merger Consideration and the Equity Financing related thereto, the conditions set forth in Section 7.1 of the Merger Agreement were satisfied (other than those conditions that by their terms are to be satisfied at the Closing, but subject to such conditions being able to be satisfied) or waived at the Closing;

•	the Debt Financing (or any replacement thereof) has been funded in full or will be funded in full at the Closing if the Equity Financing is funded at the Closing;

•	Iconix has irrevocably confirmed that if the Equity Financing and Debt Financing are funded, then it would take such actions required of it by the Merger Agreement to cause the Closing to occur; and

•	Parent and Purchaser shall have failed to consummate the applicable Transactions by the date they are required to do so pursuant to Merger Agreement.

No Recourse and Waiver of Certain Claims.

Pursuant to the Merger Agreement, any and all threatened or actual claims, suits, actions, proceedings or investigations (whether in contract or in tort, in law or in equity) that may be based upon, arise out of or relate to the Merger Agreement or any other agreement executed and delivered in connection with the Merger Agreement (the “Transaction Documents”), the negotiation, execution, performance or non-performance of the Merger Agreement or the Transaction Documents (including any representation or warranty made in or in connection with the Merger Agreement, the Transaction Documents or as an inducement to enter into the Merger Agreement or the Transaction Documents) may be made by any party to the Merger Agreement or the Transaction Documents or any third-party beneficiary of any relevant provision of the Merger Agreement or the Transaction Documents only against the persons that are expressly identified as parties to the Merger Agreement or Transaction Documents.

Assignment.

Neither the Merger Agreement nor any of the rights or obligations thereunder may be assigned by any party to the Merger Agreement without the prior written consent of the other parties to the Merger Agreement; except, that, Parent and Purchaser may transfer or assign any of its rights and obligations under the Merger Agreement to one of its affiliates at any time or to any debt financing sources (including Silver Point) for purposes of creating a security interest, or otherwise assigning as collateral in respect of any debt financing (including the Debt Financing); provided, that such transfer or assignment will not relieve Parent or Purchaser of its obligations under the Merger Agreement.

Amendment and Waiver.

The Merger Agreement may be amended by a mutual written agreement of Iconix and Parent, at any time prior to the Acceptance Time provided, however, that no such amendment shall result in the Merger Consideration not being the same amount and kind of cash, property, rights or securities as the consideration being offered to holders of Shares in the Offer; provided, further, that, after the Acceptance Time, no such amendment shall adversely affect the rights of Iconix’s stockholders (other than Parent or its affiliates) without the approval of such stockholders. No amendment may be made to the financing provisions of the Merger Agreement in a manner that would be materially adverse to Silver Point without the prior consent of Silver Point.

Governing Law.

The Merger Agreement is governed by Delaware law.

The foregoing summary of certain provisions of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which has been filed as Exhibit (d)(1) to the Schedule TO and which is incorporated herein by reference.

Equity Commitment Letter and Limited Guarantee

The descriptions of the Equity Commitment Letter and the Limited Guarantee included in Section 9—“Source and Amount of Funds—Equity Financing” and “Source and Amount of Funds—Limited Guarantee” are incorporated into this Section 11 by reference.

Note Purchase Agreement

Note Purchase

On June 11, 2021, Parent entered into the Note Purchase Agreement with Allianz Global Investors U.S. LLC. Pursuant to the Note Purchase Agreement, on June 15, 2021, Parent purchased from the Seller $55,805,000 in aggregate principal amount of the Issuer’s 5.75% Convertible Senior Subordinated Secured Second Lien Notes due 2023, issued pursuant to that certain Indenture, dated as of February 22, 2018 (as supplemented by the First Supplemental Indenture dated as of July 2, 2021, the “Indenture”), between the Issuer and The Bank of New York Mellon Trust Company, N.A., as trustee. Pursuant to the Indenture, the Convertible Notes may be converted, at the election of the holder of such Convertible Notes, into Shares. Pursuant to the terms of the Indenture, the number of Shares convertible from each Convertible Note equal the sum of (i) the number of Shares issued on account of the converting principal amount of such Convertible Note at a fixed conversion price of $19.16 per share and (ii) the number of shares issued on account of the make-whole premium (i.e., the aggregate amount of scheduled coupon payments through maturity on an undiscounted basis) of such Convertible Note, calculated based on the 10-day volume weighted average price of Iconix’s share price prior to conversion. Applying this formula, as of June 29, 2021, the Purchased Convertible Notes were able to be converted into 5,459,226 Shares or 27.4% of the issued and outstanding Shares (on an as-converted basis).

Under the Merger Agreement, Parent has agreed not to amend or otherwise modify the Note Purchase Agreement in any manner that would, or would reasonably be expected to, individually or in the aggregate with any other such amendment or other modification, be adverse to the Company or prevent or materially delay the consummation of the Offer or prevent or materially impair the ability of Parent or Purchaser to consummate the Transactions.

Irrevocable Proxy; Commitment to Tender

Additionally, pursuant to the terms of the Note Purchase Agreement, Allianz has granted Parent an irrevocable proxy (the “Irrevocable Proxy”) to vote or execute written consents with respect to the 589,609 shares of Common Stock currently held by Allianz and its affiliates (the “Allianz Shares”). Further, Seller has agreed that it will vote the Allianz Shares against any agreement or transaction that would adversely affect the Offer or the Merger. Allianz has also agreed to tender the Allianz Shares into the Offer.

The foregoing summary of certain provisions of the Note Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Note Purchase Agreement, a copy of which has been filed as Exhibit (d)(3) to the Schedule TO and which is incorporated herein by reference.

Exclusivity Agreement

Iconix and Holleder Capital LLC (an affiliate of Lancer) entered into an exclusivity agreement, dated December 18, 2020 (the “Exclusivity Agreement”), pursuant to which Iconix agreed until January 22, 2021 not to engage in certain prohibited activities, including engaging in discussions or negotiations with respect to, or directly or indirectly, soliciting, initiating, negotiating or otherwise discussing or knowingly encouraging or knowingly facilitating the making of any Alternative Proposal (as defined in the Exclusivity Agreement), or entering into any agreement with respect to an Alternative Proposal. The period of exclusivity was extended until February 22, 2022.

The foregoing summary of certain provisions of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exclusivity Agreement, a copy of which has been filed as Exhibit (d)(6) to the Schedule TO and which is incorporated herein by reference.

Standstill Agreement

Iconix and Lancer entered into a Standstill Agreement, dated as of May 19, 2021, which contained, among other things, certain “standstill” provisions prohibiting Lancer and certain of its affiliates and associates from taking certain actions with respect to Iconix for a period of six months, including publicly requesting or proposing that Iconix amend or waive the “standstill” provisions. The “standstill” provisions expired upon Iconix’s entry into the Merger Agreement.  In connection with Lancer’s entry into the Standstill Agreement, the Iconix Board granted Lancer and certain of its affiliates and associates a limited waiver of the “business combination” restrictions under Section 203 of the DGCL solely as a result of holding discussions or entering into any agreements, arrangements or understandings with Iconix or the holders of the Convertible Notes in connection with or in furtherance of a potential consensual transaction for an acquisition of Iconix by Lancer.

The foregoing summary of certain provisions of the Standstill Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Standstill Agreement, a copy of which has been filed as Exhibit (d)(7) to the Schedule TO and which is incorporated herein by reference.

Nondisclosure and Restrictive Covenant Agreement.

On December 15, 2020, Iconix and Lancer entered into a nondisclosure and restrictive covenant agreement the (“Nondisclosure Agreement”) in connection with Lancer’s consideration of a potential transaction with Iconix, its subsidiaries and/or its affiliates. Pursuant to the Nondisclosure Agreement, Lancer agreed to hold the Confidential Information (as defined in the Nondisclosure Agreement), confidential and in strict confidence and not to use such information except to carry out discussions, and or negotiations concerning, or undertaking any mutually-agreed obligation relating to or in furtherance of the potential transaction.

The foregoing summary of certain provisions of the Nondisclosure Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Nondisclosure Agreement, a copy of which has been filed as Exhibit (d)(2) to the Schedule TO and which is incorporated herein by reference.

12.	Purpose of the Offer; Plans for Iconix.

Purpose of the Offer.

The Offer is being made pursuant to the Merger Agreement. The purpose of the Offer is to acquire control of, and the entire equity interest in, Iconix. The Offer, as the first step in the acquisition of Iconix, is intended to facilitate the acquisition of all outstanding Shares. After the Acceptance Time, Purchaser intends to consummate the Merger as promptly as practicable, subject to the satisfaction of certain conditions. The Merger Agreement provides, among other things, that Purchaser will be merged into Iconix and that upon consummation of the Merger, the Surviving Corporation will become a wholly owned subsidiary of Parent.

Merger Without a Meeting.

If the Offer is consummated, we do not anticipate seeking the approval of Iconix’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the Merger as was payable in the tender offer, then the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the Closing without a vote of the stockholders of Iconix in accordance with Section 251(h) of the DGCL.

Plans for Iconix.

We expect that, following consummation of the Merger and the other Transactions, the operations of Iconix, the Surviving Corporation, will be conducted substantially as they currently are being conducted. We do not have any current intentions, plans or proposals to cause any material changes in the Surviving Corporation’s business, other than in connection with Iconix’s current strategic planning. Nevertheless, the management and/or the manager of Parent or the Surviving Corporation may initiate a review of the Surviving Corporation to determine what changes, if any, would be desirable following the Offer and the Merger to enhance the business and operations of the Surviving Corporation and may cause the Surviving Corporation to engage in certain extraordinary corporate transactions, such as reorganizations, mergers or sales or purchases of assets, if the management and/or board of directors of Parent or the Surviving Corporation decide that such transactions are in the best interest of Parent or the Surviving Corporation upon such review.

13.	Certain Effects of the Offer.

Market for the Shares.

If the Offer is consummated, there will be no market for the Shares after the Acceptance Time because Parent and Purchaser intend to consummate the Merger prior to Nasdaq opening on the next business day.

Stock Quotation.

The Shares are currently listed on Nasdaq and trade under the symbol “ICON”. Immediately following the consummation of the Merger (which is expected to occur as soon as practicable following the Acceptance Time), the Shares will no longer meet the requirements for continued listing on Nasdaq because the only stockholder will be Parent. Immediately following the consummation of the Merger, we intend and will cause Iconix to de-list the Shares from Nasdaq.

Exchange Act Registration.

The Shares currently are registered under the Exchange Act. The purchase of Shares pursuant to the Offer may result in such Shares becoming eligible for deregistration under the Exchange Act. Registration of Shares may be terminated by Iconix upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares. We intend to seek to cause Iconix to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Iconix to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Sections 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. Furthermore, the ability of “affiliates” of Iconix and persons holding “restricted securities” of Iconix to dispose of such securities pursuant to Rule 144 under Securities Act of 1933, as amended, could be impaired or eliminated. If registration of the Shares under the Exchange Act was terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board’s (as defined below) list of “margin securities” or eligible for stock exchange listing. If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations.

The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

14.	Dividends and Distributions.

Iconix has never declared or paid any cash dividends on the Shares and does not anticipate paying such cash dividends in the foreseeable future. As discussed in Section 11—“The Merger Agreement; Other Agreements,” the Merger Agreement provides that from the date of the Merger Agreement until the Effective Time, except as expressly required by the Merger Agreement, law or contract, or with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed and which will be deemed to be given if, within five business days after Iconix has provided to Parent a written request for consent, Parent has not rejected such request in writing), Iconix will not declare, authorize, set aside for payment or pay any dividend in respect of the Shares.

15.	Conditions to the Offer.

Notwithstanding any other provisions of the Offer or the Merger Agreement and in addition to Purchaser’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Merger Agreement and applicable law, we will not be required to accept for payment or pay for, and may delay the acceptance for payment of, and the payment for, any validly tendered Shares, if, as of the Expiration Date:

•	the Minimum Condition has not been satisfied;

•	any waiting period applicable to the Transactions under the HSR Act shall not have expired or been terminated (which condition is inapplicable because we have determined that no filing pursuant to the HSR Act is required in connection with the Transactions);

•	there is no law or governmental order (whether temporary, preliminary or permanent) in effect preventing, restraining, enjoining, making illegal or otherwise prohibiting the consummation of the Offer or the Merger;

•	the representations and warranties of the Company (i) with respect to capitalization are not true and correct in all respects (except for de minimis inaccuracies) at and as of the Expiration Time with the same effect as though made as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (ii) with respect to organization, subsidiary capitalization, authorization, execution and delivery, takeover laws, Section 203 approval, brokers and finders, or the opinion of the company financial advisor are not true and correct in all material respects at and as of the Expiration Time with the same effect as though made as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date) and (iii) otherwise set forth in the Merger Agreement, other than those representations and warranties specifically identified in clauses (i) and (ii) above, are not true and correct (disregarding all qualifications or limitations as to “materiality”, “Company Material Adverse Effect” and words of similar import set forth therein) at and as of the Expiration Time with the same effect as though made as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (iii), where the failure to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

•	Iconix has failed to perform in all material respects the obligations, agreements or covenants that are to be performed or complied with by it under the Merger Agreement at or prior to the Expiration Time;

•	since the date of the Merger Agreement, a Company Material Adverse Effect has occurred and is continuing;

•	Iconix fails to deliver a certificate executed by an executive officer of Iconix, certifying that certain conditions to the Offer set forth in the Merger Agreement have been satisfied; or

•	the Merger Agreement is properly and validly terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of us and may be asserted by us regardless of the circumstances giving rise to any such conditions and may be waived by us in whole or in part at any time and from time to time in our sole discretion, in each case subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC; provided, however, that the Minimum Condition is not waivable by us and may not be waived by us.

16.	Certain Legal Matters; Regulatory Approvals.

General.

Based on our review of publicly available filings by Iconix with the SEC and other information regarding Iconix, neither we nor Parent are aware of any governmental license or regulatory permit that appears to be material to Iconix’s business that might be adversely affected by our acquisition of Shares as contemplated in this Offer to Purchase or, except as set forth below, of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by us as contemplated in this Offer to Purchase. However, if any such approvals or other actions were to exist and were not obtained, a governmental, administrative or regulatory authority could take actions that may give us the right to not accept for payment and pay for Shares in the Offer.

Antitrust Compliance — HSR Act.

We have determined that the Offer is not subject to the HSR Act, which provides that parties to certain mergers or acquisitions notify the DOJ and the FTC of the proposed transactions and wait a specific period of time before closing while the agencies review the proposed transactions.

State Takeover Statutes.

A number of states (including Delaware, where Iconix is incorporated) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business in such states.

Section 203 of the DGCL restricts an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with certain Delaware corporations for a period of three years following the time such person became an interested stockholder. These restrictions will not be applicable to us and Parent because the Iconix Board has unanimously approved and declared advisable the Merger Agreement and the Transactions, including the Offer and the Merger, including for purposes of Section 203. Iconix has represented in the Merger Agreement to us and to Parent that, other than Section 203, no takeover statute of Delaware or any other state or jurisdiction purports to be applicable to the Offer or the Merger.

We are not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and have not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or any of the other Transactions, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes are applicable to the Offer or the Merger and an appropriate court does not determine that it is or they are inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or might be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See Section 15 — “Conditions to the Offer.”

Going Private Transactions.

The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not held by it. We believe that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer.

Stockholder Approval Not Required.

Section 251(h) of the DGCL provides that, subject to certain statutory requirements, if following consummation of a tender offer for stock of a public Delaware corporation, the stock irrevocably accepted for purchase pursuant to such offer and received by the depositary prior to the expiration of such offer, together with the stock otherwise owned by the consummating corporation or its affiliates (as defined in Section 251(h) of the DGCL), equals at least such percentage of the stock, and of each class or series thereof, of the target corporation that would otherwise be required to adopt a merger agreement under the DGCL or the target corporation’s certificate of incorporation, and each outstanding share of each class or series of stock that is the subject of the tender offer and is not irrevocably accepted for purchase in the offer is to be converted in such merger into the right to receive the same amount and kind of consideration to be paid for shares of such class or series of stock irrevocably accepted for purchase in the tender offer, the consummating corporation can effect a merger without a vote of the stockholders of the target corporation. Accordingly, if the Offer is consummated and the number of Shares validly tendered (and not properly withdrawn) in accordance with the terms of the tender offer (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been received, as defined by Section 251(h) of the DGCL) prior to the expiration of the tender offer, together with the Shares then owned by us and our affiliates represent at least one Share more than 50% of the outstanding Shares, we do not anticipate seeking the approval of Iconix’s remaining public stockholders before effecting the Merger. Section 251(h) also requires that the merger agreement provide that such merger shall be effected as soon as practicable following the consummation of the tender offer. Therefore, the parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer. We, Parent and Iconix have agreed to take all necessary action to cause the Merger to become effective as soon as practicable following the consummation of the Offer, without a meeting of stockholders of Iconix, in accordance with Section 251(h) of the DGCL.

17.	Appraisal Rights.

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger takes place pursuant to Section 251(h) of the DGCL, stockholders who have not tendered their Shares pursuant to the Offer and who comply with the applicable legal requirements will have appraisal rights under Section 262 of the DGCL. If you choose to exercise your appraisal rights in connection with the Merger, you comply with the applicable legal requirements under the DGCL, and you neither waive, withdraw nor otherwise lose your rights to appraisal under the DGCL, you will be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares, together with interest, as determined by the Delaware Court of Chancery. This value may be the same, more or less than the price that Purchaser is offering to pay you in the Offer and the Merger. Moreover, the Surviving Corporation may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of such Shares is less than the price paid in the Offer and the Merger.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the Merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the Merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the discussion of appraisal rights in the Schedule 14D-9 as well as Section 262 of the DGCL, attached as Annex B to the Schedule 14D-9, carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which shall occur on the date on which acceptance and payment for Shares occurs, and 20 days after the date of mailing of the notice of appraisal rights in the Schedule 14D-9 (which date of mailing is on or around July 2, 2021), deliver to Iconix at the address indicated below a demand in writing for appraisal of such Shares, which demand must reasonably inform Iconix of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender (or, if tendered, not fail to withdraw prior to the Expiration Time) such Shares in the Offer; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the rights of Iconix’s stockholders to seek appraisal rights under Delaware law is qualified in its entirety by reference to Section 262 of the DGCL. The preservation and proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. Failure to fully and precisely follow the steps required by Section 262 of the DGCL for the perfection of appraisal rights may result in the loss of those rights. A copy of Section 262 of the DGCL is included as Annex B to the Schedule 14D-9.

Appraisal rights cannot be exercised at this time. The information provided above is for informational purposes only with respect to your alternatives if the Merger is completed. If you tender your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, upon the terms and subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

18.	Fees and Expenses.

We have retained Alliance Advisors, LLC to act as the Information Agent and Continental Stock Transfer & Trust Company to act as the Depositary and Paying Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, email or other electronic message and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary and Paying Agent each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable expenses and will be indemnified against certain liabilities and expenses in connection therewith.

Neither Purchaser nor Parent will pay any fees or commissions to any broker or dealer or any other person (other than to the Depositary and Paying Agent and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

19.	Miscellaneous.

The Offer is being made to all holders of the Shares. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to U.S. state statute, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of us by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by us.

No person has been authorized to give any information or to make any representation on behalf of us or Parent not contained in this document or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of us, Parent, the Depositary or the Information Agent or any affiliate of any of them for the purpose of the Offer.

We and Parent have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, a Solicitation/Recommendation Statement on Schedule 14D-9 is being filed with the SEC by Iconix pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Iconix Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information, and Iconix may file amendments thereto. The Schedule TO and the Schedule 14D-9, including their respective exhibits, and any amendments to any of the foregoing, may be examined and copies may be obtained from the SEC’s website at www.sec.gov and are available from the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase.

Annex A

Information Relating to Parent and Purchaser

Parent is a limited liability company organized under the laws of the State of Delaware. Purchaser is a corporation organized under the laws of the State of Delaware. Purchaser is a wholly owned subsidiary of Parent. Lancer is a limited liability company organized under the laws of the State of Delaware. Both Parent and Lancer are wholly owned by the Trust. The Trust is organized under the laws of the State of Nevada. Mr. Avram Glazer is the sole trustee and beneficiary of the Trust.

The principal executive office, telephone number and principal business of each of these entities is described in Section 8 — “Certain Information Concerning Parent and Purchaser.”

Both Parent and Lancer are managed by the Trust as their respective sole member. Mr. Glazer is the sole director and officer of Purchaser. Mr. Glazer is a citizen of the United States. The present principal occupation of Mr. Glazer is managing member of Lancer. Mr. Glazer has also served as Executive Co-Chairman and Director of Manchester United Plc (NYSE: MANU) since 2012, and as a director and Chairman of the Board of HC2 Holdings, Inc. (NYSE:HCHC) since May 2020.